PROSPECTUS

                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-60087

                        1,524,356 SHARES OF COMMON STOCK

                       PREFERRED EMPLOYERS HOLDINGS, INC.

    This prospectus (the "Prospectus") relates to the offer and sale (the "Offering") by the selling securityholders listed herein (the "Selling Securityholders") of shares (collectively, the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Preferred Employers Holdings, Inc., a Delaware corporation (the "Company"), all of which are issuable upon (i) the conversion of, or otherwise in respect to, 7% convertible subordinated promissory notes due 2003 (the "Notes") issued by the Company in a private placement in May 1998 and (ii) the exercise of warrants (collectively, the "Warrants") to purchase an aggregate of 348,800 shares of Common Stock. See "Selling Securityholders," "Plan of Distribution" and "Description of Securities."

    The Company will not receive any proceeds from the sale by the Selling Securityholders of the Shares offered hereby. However, 348,800 shares of the Shares offered hereby are issuable upon the exercise of outstanding Warrants to purchase Common Stock (subject to adjustments). If all of the Warrants were exercised in full, the Company estimates that it would receive gross cash proceeds of approximately $2.9 million (assuming none of the Warrants were exercised pursuant to any applicable cashless exercise provisions contained therein). In addition, the Company will bear expenses from this Offering, which the Company estimates to be approximately $125,000 in the aggregate. The Company is required to effectuate this Offering pursuant to agreements between the Company and the Selling Securityholders. See "Selling Securityholders" and "Description of Securities."

    The Common Stock is listed on the Nasdaq SmallCap Market under the symbol "PEGI." On July 24, 1998, the closing sale price of the Common Stock as reported on the Nasdaq SmallCap Market was $9.25 per share.

    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND LIMITED LIQUIDITY. PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    The Selling Securityholders and any other person participating in the distribution of the Shares offered hereby will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, including Rules 101 through 104, and such provisions may limit the timing of purchases and sales of the Common Stock. The Shares offered hereby may be offered and sold from time to time pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), by the Selling Securityholders in one or more transactions through the Nasdaq SmallCap Market or another market which lists the Common Stock, negotiated transactions, or a combination of such transactions. The Shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares directly to purchasers or through underwriters or broker-dealers who may effect such transactions by selling the Shares directly to purchasers or through underwriters or broker-dealers who may act as agents or principals. Underwriters or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom the underwriters or broker-dealers may act as agent or to whom they sell as principal or both.

                 The date of this Prospectus is August 10, 1998

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED STATEMENTS, INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS, INCLUDING THE STATEMENTS AND INFORMATION IN THE PROSPECTUS UNDER THE CAPTIONS "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS" AND "BUSINESS." UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM THE "COMPANY" AS USED HEREIN MEANS PREFERRED EMPLOYERS HOLDINGS, INC., TOGETHER WITH ITS WHOLLY-OWNED SUBSIDIARIES, PREFERRED EMPLOYERS GROUP, INC. ("PEGI"), P.E.G. REINSURANCE COMPANY, LTD. ("PREFERRED REINSURANCE") AND PREFERRED HEALTHCARE STAFFING, INC. ("PREFERRED STAFFING").

                                  THE COMPANY

    GENERAL. The Company is a multi-service oriented provider currently engaged in business as: (i) a provider of workers' compensation and business insurance products and risk management services designed for the American franchise industry, particularly fast food, family style restaurants and convenience stores; (ii) a reinsurer with respect to certain workers' compensation and employer's liability insurance policies sold by the Company; and (iii) a provider of temporary registered nurses and other professional medical personnel, primarily to client hospitals.

    It has been estimated that current annual premiums paid for workers' compensation insurance by the franchise industry exceed $2.5 billion, with annual premiums paid by the fast food and family style restaurant and convenience store segment representing approximately $1.6 billion of this amount. The Company's insurance products and services are specifically designed to provide clients with substantial cost savings and reduce the time required of these clients in managing this element of their business. In order to assist clients in managing their workers' compensation costs, the Company seeks to offer competitive rates and an opportunity for a client to receive dividends, based upon its claims experience, and provides risk management services, including cost containment and claims management programs. It is the Company's belief that this innovative approach to cost containment has succeeded in helping its clients achieve claims costs which are among the lowest in the workers' compensation insurance industry.

    The franchise industry is considered potentially to be among the safest insurance risks. However, a substantial number of businesses within this industry have not instituted formal risk and safety awareness programs and consequently do not receive price advantages which should arise from their favorable safety attributes. The Company believes segments of this industry suffer from premium redundancy or an over charge in workers' compensation insurance rates. Insurance programs offered by the Company are specifically designed to reduce the impact of redundancy on this segment of the industry while emphasizing loss control and cost containment. The Company utilizes its proprietary information and claims analysis systems and custom-designed loss reports in an effort to motivate client management to promote safety and control claims expense. It further seeks to limit the number of disputes between the insured and its employees arising from insurance claims, and as one of the only national providers specializing in workers' compensation insurance for the franchise industry, the Company believes it is uniquely positioned to accomplish this goal.

    The Company has launched several new business campaigns and marketing programs. One of these programs is a workers' compensation program for motor vehicle related franchises, including automobile, motorcycle and recreational vehicle dealerships as well as auto service providers. Motor vehicle dealerships, while not true franchises, are quite similar from dealer to dealer and are viewed by the Company as businesses into which it can apply its expertise in cost containment gained in the franchise industry. Another Company program involves workers' compensation insurance designed to target certain smaller businesses located in approximately 23 states which pay annual premiums of between approximately $5,000 and $50,000. The underwriting process under this program has been simplified, thus enabling the Company to respond promptly to businesses with competitively priced quotes. The Company believes that many broker/agents, regardless of size, have accounts that are eligible to participate in the program and therefore can be potentially attractive to broker/agents. A new marketing program has also been launched by the Company which involves direct mail, telemarketing and field sales targeted directly at the consumer and follows the Company's goal of writing low risk policies.

    REINSURANCE. Prior to the consummation of its initial public offering in February 1997, the Company acted solely as a general agent on behalf of various major insurance carriers for workers' compensation and other forms of property and liability insurance for franchise businesses through its own sales staff as well as through independent broker/agents. As a general agent, the Company assumes none of the risks associated with the insurance business it produces. In December 1996, the Company formed P.E.G. Reinsurance Company, Ltd. ("Preferred Reinsurance"). Preferred Reinsurance acts as a reinsurer with respect to certain workers' compensation and employer's liability insurance policies sold by the Company. Although Preferred Reinsurance assumes the risks associated with being a reinsurer, its reinsurance agreement limits the liability of Preferred Reinsurance for losses and certain defined expenses to the first $300,000 per occurrence and limits its aggregate liability for all coverage to an amount not to exceed 70% of the gross written premiums for each individual underwriting year.

    TRAVELING NURSES. Consistent with the Company's growth strategy to enter into complimentary lines of business, in March 1998 Preferred Healthcare Staffing, Inc., a wholly-owned subsidiary of the Company ("Preferred Staffing"), purchased substantially all of the assets of HSSI Travel Nurse Operations, Inc. ("Travel Nurse"), a provider of temporary registered nurses and other professional medical personnel, primarily to client hospitals. For the year ended November 30, 1997, Travel Nurse generated revenues of approximately $15,000,000 and placed in excess of 700 nurses. As of June 30, 1998, Preferred Staffing had orders for approximately 1,800 nurses. Unlike daily or other very short-term supplemental staff, travel nurses serve the client for a long enough period to function as permanent hospital staff. The Company believes that the ability of travel nurses to function as permanent staff improves the continuity and consistency of patient care and reduces the overall administration, orientation and supervisory requirements of the clients' permanent staff.

    Without giving effect to the Company's acquisition of NET (as defined below) in August 1998, pursuant to a "pooling of interests" for the three months ended March 31, 1998, the Company's total revenues were $5,545,660 as compared to $3,037,480 for the three months ended March 31, 1997. For the year ended December 31, 1997, the Company's total revenues were $15,999,112 as compared to total revenues of $3,341,130 for the year ended December 31, 1996, representing a net increase of $12,657,982. Approximately 17% and 13%, respectively, of the Company's total revenues (excluding staffing income) for the year ended December 31, 1997 and three months ended March 31, 1998 were derived from writing insurance as a general agent and approximately 83% and 87%, respectively, of these revenues were derived from its reinsurance business. For the three months ended March 31, 1998, the Company's staffing revenues were $1,411,030, representing approximately 25% of the Company's total revenues for such period.

    STRATEGY. The Company believes there are substantial opportunities for growth by leveraging its considerable capabilities and expertise in workers' compensation and claims cost management. In particular, the Company believes that by combining its existing expertise in insurance matters with strategic acquisitions of professional employer organizations ("PEOs") it can reduce the operating expenses typically associated with PEOs and increase the products offered by the Company to its existing clients. PEOs provide employee leasing services to their clients. Employee leasing generally is a contractual arrangement through which a business transfers its payroll and human resource responsibilities to a firm specializing in these functions. The leasing firm typically provides health, unemployment, and workers' compensation insurance, plus safety training, while the worksite employer retains full operational control over the employee's activities. It is believed that many of the problems faced by existing PEOs stem from their lack of underwriting, actuarial and cost containment expertise. The Company's current strategy for growth includes: (i) continuing to capitalize on its business of selling insurance and risk management products to franchise companies; (ii) entering into the PEO market by making selective acquisitions; (iii) growing its existing business by offering its workers' compensation and business insurance products, along with risk management services to an expanding base of PEO clients; (iv) offering employee leasing related products and services to its existing franchise clients; and (v) focusing its PEO operations on specific industry segments without regard to geographic boundaries.

    RECENT DEVELOPMENTS. In May 1998, the Company consummated a private placement of 7% convertible subordinated notes due May 2003 (the "Notes") in the aggregate principal amount of $10,580,000. The principal amount of the Notes is convertible into shares of the Company's common stock, par value $.01 per share (the "Common Stock"), at a conversion price of $9.00 per share (the "Conversion Price") at any time prior to the earlier of May 12, 2003 (the "Maturity Date") or ten business days after the receipt of a Termination Notice (as described below). See "Management's Discussion and Analysis--Liquidity and Capital Resources."

    On August 10, 1998, the Company consummated an exchange, through a "pooling of interests," of all of the outstanding capital stock of National Explorers and Travelers Healthcare, Inc. ("NET") for an aggregate of 517,085 shares of the Company's Common Stock. NET provides registered nurses and other professional medical personnel primarily to client hospitals in the United States and the Caribbean on a contractual basis, for periods generally ranging from 8 to 52 weeks. For the year ended December 31, 1997, NET generated revenues of approximately $11,594,000. The exchange ratio was based upon a multiple of NET's after tax net income on an annualized basis, including the first four months of 1998, less outstanding debt. The acquisition will be accounted for as a "pooling of interests" by the Company.

    The Company's principal executive offices are located at 10800 Biscayne Boulevard, Miami, Florida 33161 and the Company's telephone number at that location is (305) 893-4040.

                                  THE OFFERING

    All of the 1,524,356 shares of Common Stock being offered hereby are being offered by the Selling Securityholders. The Company will not receive any of the proceeds from the sale of the shares offered hereby. However, 348,000 shares of the Shares offered hereby are issuable upon the exercise of the Warrants. If all of the Warrants were exercised, the Company estimates that it would receive gross cash proceeds of approximately $2.9 million (assuming none of the Warrants were exercised pursuant to the cashless exercise provisions contained therein). See "Use of Proceeds" and "Selling Securityholders."

                                  RISK FACTORS

    Prospective purchasers are urged to consider the information set forth under the caption "Risk Factors" beginning on page 5 of this Prospectus in evaluating an investment in the Common Stock offered hereby.

                             SUMMARY FINANCIAL DATA

    The following summary financial data concerning the Company for the years ended December 31, 1997 and 1996 and as of and for the three months ended March 31, 1998 and 1997 are derived from the consolidated financial statements of the Company. The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The data presented as of and for the years ended December 31, 1997 and 1996 have been derived from the audited consolidated financial statements of the Company which appear elsewhere in this Prospectus. The data presented as of and for the three months ended March 31, 1998 and 1997 have been derived from the unaudited consolidated financial statements of the Company which appear elsewhere in this Prospectus. The results of operations of the Company for any interim period are not necessarily indicative of the Company's results of operations for the full year. The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the consolidated financial statements and notes thereto of the Company included elsewhere in this Prospectus.

                                                                                           THREE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,          MARCH 31,
                                                             -------------------------  ------------------------
                                                                 1997          1996         1998         1997
                                                             -------------  ----------  ------------  ----------

                                                                                              (UNAUDITED)
OPERATING DATA:
Total revenues.............................................  $  15,999,112   3,341,130  $  5,545,660   3,037,480
Net income.................................................      1,209,418     104,266       313,756     220,653
Net diluted income per share...............................  $        0.27  $       --  $       0.07  $     0.06

                                                                           AT DECEMBER 31, 1997  AT MARCH 31, 1998
                                                                           --------------------  -----------------
                                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Total assets.............................................................     $   29,700,203      $    34,106,132
Total liabilities........................................................         17,711,791           21,803,964
Net shareholders' equity.................................................         11,988,412           12,302,168

                                  RISK FACTORS

    THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. PRIOR TO MAKING AN INVESTMENT DECISION, PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS RELATING TO THE COMPANY AND THIS OFFERING.

REINSURANCE LIABILITY

    Prior to its initial public offering in February 1997, the Company acted solely as a general agent on behalf of various major insurance carriers for workers' compensation and other forms of property and liability insurance for franchise businesses through its own sales staff as well as through independent broker/agents. As a general agent, the Company assumes none of the risks associated with the insurance business it produces. However, in December 1996, the Company formed Preferred Reinsurance which acts as a reinsurer with respect to certain workers' compensation and employer's liability insurance policies sold by the Company. Preferred Reinsurance assumes certain risks associated with being a reinsurer. However, its reinsurance agreement limits the liability of Preferred Reinsurance for losses and certain defined expenses to the first $300,000 per occurrence and limits its aggregate liability for all coverage to an amount not to exceed 70% of the gross written premiums for each individual underwriting year. Liabilities incurred by the operations of Preferred Reinsurance could have a material adverse effect on the Company.

DEPENDENCE ON REINSURANCE BUSINESS; TERMINATION OF REINSURANCE AGREEMENT

    For the three months ended March 31, 1998 and for the year ended December 31, 1997, approximately 87% and 83%, respectively, of the Company's total revenues (excluding staffing income) were derived from its reinsurance business. The Company's reinsurance operations are governed by the terms of a reinsurance agreement between Preferred Reinsurance and insurance companies affiliated with the American International Group of Companies (collectively, the "AIG Affiliates"). The reinsurance agreement may be terminated by either of the parties on the first day of any calendar quarter by giving the other party 180 days prior written notice. In addition, the reinsurance agreement may be terminated immediately if, among other things, the performance of the reinsurance agreement is prohibited or rendered impossible DE JURE or DE FACTO; or the other party becomes insolvent, suffers impairment of capital, files a petition for bankruptcy or is acquired or controlled by any other insurance company or organization. In the event the reinsurance agreement is terminated or the Company's reinsurance operations are otherwise adversely affected, the Company's results of operations may be materially and adversely affected.

UNDERWRITING AND LOSS CONTROL

    The financial condition and results of operations for the Company depends in large part on its ability to effectively reinsure workers' compensation insurance written by the Company. Failure to correctly assess the risks associated therewith could impact the Company's loss experience, increase the need for claims management and materially and adversely affect the Company. The Company has and will continue to use certain underwriting procedures thought to be effective in assessing the risks associated with reinsurance coverage. The Company generally has not and will not provide workers' compensation insurance coverage to companies or industries that have higher than average claim incidence, such as explosives, nuclear or hazardous waste, asbestos removal and crop dusting, among others. In addition to such limitations on companies and industries, the Company seeks to control such exposure through underwriting procedures, including examinations of claims history and credit worthiness, requirements of minimum premium levels and number of employees and regular inspections by loss control engineers. These criteria may be used in evaluating prospective insureds submitted to the Company by independent agents. In addition to these underwriting procedures, the Company seeks to manage its risks through loss control efforts. Loss control efforts include working directly with the insureds at their worksite to design safety programs and make recommendations that will decrease the frequency of injury. Implementation by the Company of these underwriting and loss control procedures is believed to have resulted in loss ratios among the lowest in the workers' compensation insurance industry. However, failure of the Company to effectively implement underwriting and loss control procedures may cause increased incidence of claims among the Company's insureds, which could materially and adversely affect the Company.

NEW PRODUCTS

    The Company has recently launched several new business campaigns. One of these programs is a workers' compensation program for motor vehicle related franchises, including automobile, motorcycle and recreational vehicle dealerships as well as auto service providers. Motor vehicle dealerships, while not true franchises, are quite similar from dealer to dealer and are viewed by the Company as businesses into which it can apply its expertise in cost containment gained in the franchise industry. Another Company program involves workers' compensation insurance designed to target certain smaller businesses located in approximately 23 states which pay annual premiums of between approximately $5,000 and $50,000. The success of these new programs will depend on various factors, including the unpredictable nature of the insurance industry generally, the generation of sufficient volume and premiums, loss experience, losses (if such programs are reinsured by Preferred Reinsurance), the ability of the Company to manage its anticipated growth, the availability of adequate capital and general economic and business conditions. Not all of the foregoing factors are in the Company's control. There can be no assurances that the Company will successfully implement this strategy or that its strategy will result in profitable operations.

REGULATIONS

    As a general agent, the Company is subject to regulations in the various states in which it sells insurance. These regulations vary from state to state, and may include such matters as licensing requirements, bonding requirements, requirements regarding the Company's agreements with the insurance carriers for which it acts as a general agent, and certain other requirements. Penalties may be imposed for violations of such regulations. Any change in such regulations may have a material adverse effect on the Company's business and operations.

    Workers' compensation coverage is a creation of state law, subject to change by state legislatures, and influenced by the political processes in each state. Several states have mandated that employers receive coverage only from funds operated by the state. It is significant that the state regulatory agency that regulates workers' compensation benefits is often not the same agency that regulates workers' compensation insurance premium rates. Certain states, such as Hawaii and Maine, have promulgated regulations that place onerous assessments on commercial insurers to subsidize state assigned risk programs. These state regulations generally preclude commercial insurers from offering their workers' compensation programs in such states because of excessive costs and cause insureds to either participate in state assigned risk programs or to self-insure. The Company would be precluded from offering workers' compensation insurance in such states and such restrictions could have a material adverse effect on the Company's business. In addition, there can be no assurance that other states will not also pass similar regulations which could have a material adverse effect on the business of the Company.

    Preferred Reinsurance, the Company's wholly-owned reinsurance subsidiary, is a registered Bermuda insurance company and is subject to the regulations and supervision of Bermuda. The applicable Bermudian statutes and regulations generally are designed to protect insureds and ceding insurance companies rather than stockholders. Among other things, such statutes and regulations require Preferred Reinsurance to maintain minimum levels of capital and surplus, impose restrictions on the amount and type of investments it may hold, prescribe solvency standards that it must meet, limit transfers of ownership of its capital shares, and provide for the performance of certain periodic examinations of its operations and financial condition. These statutes and regulations, in effect, restrict the ability of Preferred Reinsurance to write new business or distribute funds to the Company. Moreover, if Bermuda were to alter its capital reserve requirements to require additional reserves for Preferred Reinsurance, it may require infusions of capital from the Company, which could be significant and adversely affect the Company.

    Preferred Reinsurance is neither registered nor licensed as an insurance company in any jurisdiction in the United States. It conducts business through its offices in Bermuda and does not maintain an office, and its personnel do not solicit, advertise, settle claims or conduct other insurance activities in the United States. Accordingly, the Company believes that Preferred Reinsurance is not generally subject to the insurance laws of any jurisdiction in the United States, except with respect to its status as a foreign insurer. There can be no assurance, however, that inquiries or challenges to the insurance activities of Preferred Reinsurance will not be raised in the future or that the reinsurance subsidiary's location, regulatory status or restrictions on its activities resulting therefrom will not materially adversely affect its ability to conduct business or the Company's operations in the future. Although it conducts its operations from Bermuda, Preferred Reinsurance is not authorized to underwrite local risks in Bermuda.

    Premiums on the reinsurance operations of Preferred Reinsurance are derived from ceding insurers in the United States. The insurance laws of each state in the United States generally impose specific requirements on insurers which seek to place reinsurance with a foreign insurer, such as Preferred Reinsurance, as a condition for the insurer being permitted to recognize the reinsurance contract as an admitted asset or as a deduction from liabilities on its statutory financial statements. Such requirements, which vary from state to state, may include requiring the foreign insurer to submit to jurisdiction in the United States, to obtain approval by state insurance regulators, to meet certain capital requirements, or to comply with other conditions. Accordingly, failure of Preferred Reinsurance to comply with the requirements imposed by a particular state may reduce the interest of insurers in that state in ceding reinsurance to the Company's reinsurance subsidiary.

    Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states within the United States. Many states have recently created employee class codes that distinguish fast food restaurants from other types of restaurants. The Company currently believes that workers' compensation insurance rates with respect to such class codes have not been similarly distinguished. However, there can be no assurance that certain states will not, in the future, distinguish workers' compensation insurance rates based upon such class codes, which could have a material adverse effect on the Company's business. It is not possible to predict the future impact of changing laws or regulations on the operations of the Company. Such changes could, however, have a material adverse effect on the Company.

DEPENDENCE ON INDEPENDENT INSURANCE BROKER/AGENTS; PRODUCTS AND SERVICES

    The Company's programs are predicated upon the successful marketing of its products and services through independent insurance broker/agents. Although its programs have been structured to increase revenues for the independent broker/agents, there can be no assurance that independent broker/agents will offer the Company's products or services. These broker/agents are not obligated to promote the Company's products or services and may sell competitors' insurance products and services. Therefore, the Company's operations depend in part on the marketing efforts of broker/agents and on the Company's ability to continue to offer workers' compensation products and services that meet the requirements of these broker/agents and their customers. Failure of these independent insurance broker/agents to successfully market the Company's products and services could have a material adverse effect on the Company's financial condition and results of operations.

    The Company custom designs its workers' compensation insurance programs with nationally recognized carriers rated A or better by A.M. Best and assists these carriers in establishing competitive rates for American franchise businesses. The Company believes that by offering superior products and services to this segment of the business community, which is considered potentially to be among the safest insurance risks, it can offer its clients substantial savings in their workers' compensation programs and reduce the time devoted to managing such programs. There can be no assurances, however, that these programs will continue or that the rates offered for these products will remain competitive. In the event the Company discontinues any of these programs or the rates offered are not competitive, the Company's results of operations may be materially and adversely affected.

DEPENDENCE ON LIMITED NUMBER OF CLIENTS

    The Company's business largely depends upon its relationships with owners of multiple franchises in the United States such as Burger King, McDonald's, Wendy's and Pizza Hut. Although for the year ended December 31, 1997, the Company provided services and products to approximately 973 separate insureds, none of which accounted for more than 3% of annual revenues, approximately 22% of the Company's revenues were derived from owners of Burger King franchises. In as much as the Company's clients tend to own between three and 140 franchises, the non-renewal of even a limited number of programs or policies by brand name franchisees could have a material adverse effect on the Company. Similarly, endorsements from franchisors to franchisees suggesting the manner in which franchisees obtain workers' compensation insurance could have a material adverse effect on the Company.

DEPENDENCE ON LIMITED NUMBER OF CARRIERS

    The Company is primarily engaged in the property and casualty insurance business as a general agent ("GA") on behalf of the American International Group of Companies ("AIG"), the General Accident Insurance Company ("GAIC") and the Kemper Insurance Companies ("Kemper") and as a reinsurer for certain workers' compensation insurance policies written by the Company on behalf of AIG Affiliates. Pursuant to general agency agreements, the Company is authorized to solicit and bind insurance contracts on behalf of the insurers, collect and account for premiums on business it writes, and request cancellation or nonrenewal of any policy placed by the Company. The Company receives, as compensation pursuant to the terms of general agency agreements, gross commissions on its business at rates which range from approximately 5% to 20%. The Company has written workers' compensation insurance since its inception in 1988 and in late 1995 began writing other forms of property and casualty insurance for family style and fast food restaurants as a GA. In the event that any of the Company's general agency agreements are terminated, it may have a material adverse effect on the Company's operations.

DEPENDENCE ON INVESTMENT INCOME

    The Company's results of operations depend, in part, on the income derived from the investment of premiums by Preferred Reinsurance. The Company believes that the risks inherent in the reinsurance business of Preferred Reinsurance should not be augmented by a speculative investment policy and, therefore, its investment strategy is partially defined by the need to safeguard its capital. Because of the unpredictable nature of losses that may arise under insurance policies, the liquidity needs of Preferred Reinsurance may be substantial. The Company's investment policy has been established by the Company's Investment Committee, and is subject to, among other factors, the Company's liquidity requirements. The Company's investments consist primarily of cash or fixed-income securities (none of which has a rating of less than AA), the market value of which is subject to fluctuation depending on changes in prevailing interest rates. Additionally, the Company reserves the right to invest a limited percentage of its portfolio, to be determined by the Investment Committee, in common stock of companies listed on national securities exchanges. The stock of such companies may fluctuate as a result of specific events affecting such companies as well as general market conditions. Increases in interest rates or fluctuations in the market price of such companies' stocks may result in losses, both realized and unrealized, on the Company's investments, which would adversely affect the required capital resources necessary to conduct its business.

INTEREST RATE FLUCTUATIONS

    The Company maintains most of its cash in the form of short-term, fixed income securities, the value of which is subject to fluctuation depending on changes in prevailing interest rates. The Company generally does not hedge its cash investments against interest rate risk. Accordingly, changes in interest rates would result in fluctuations in the income derived from the Company's investments.

RELIANCE UPON KEY PERSONNEL

    The Company's success depends to a substantial extent upon the continuing efforts and abilities of Mr. Mel Harris, the Company's Chairman of the Board, President and Chief Executive Officer, and upon the efforts and abilities of other management and key personnel. The Company has an employment agreement with Mr. Harris. The loss of the services of Mr. Harris or any other key Company personnel could have a material adverse effect on the Company.

POTENTIAL IMPACT OF HOLDING COMPANY STRUCTURE ON DIVIDENDS

    The Company conducts a significant amount of its operations through its subsidiaries, particularly its reinsurance business through Preferred Reinsurance. The Company may need to rely on cash dividends and other payments from its subsidiaries to, among other things, pay creditors, maintain capital and other operating requirements and pay cash dividends, if any, to the Company's stockholders. Certain of the Company's subsidiaries are subject to regulations and may be subject to certain taxes and regulations that could limit the amount or restrict or prohibit the payment of dividends to the Company. If the Company is unable to receive cash dividends from its subsidiaries which are required, the Company may be materially and adversely affected. Pursuant to The Bermuda Insurance Act of 1978 and related regulations, Preferred Reinsurance is required to maintain a certain minimum solvency margin and liquidity ratio in order to avoid restrictions on its retained earnings available for distribution. At June 30, 1998, Preferred Reinsurance was in compliance with these requirements. There can be no assurance that Preferred Reinsurance will be able to maintain these minimum levels in the future.

UNITED STATES FEDERAL INCOME TAX RISKS

    As a Bermuda domiciled corporation, Preferred Reinsurance does not file United States tax returns. The Company believes that the reinsurance subsidiary operates in such a manner that it is not directly subject to U.S. tax (other than U.S. excise tax on reinsurance premiums where the risks covered thereby are reinsured with another foreign insurer which is neither a resident of Bermuda nor a resident of a third country with a United States tax treaty which entitles the foreign insurer to exemption from excise tax, and withholding tax on certain investment income from U.S. sources) because it does not engage in business or have a permanent establishment in the United States. However, Preferred Reinsurance does constitute a "controlled foreign corporation" ("CFC") for United States federal income tax purposes. As a result, the Company includes in its gross income for United States federal income tax purposes its pro-rata share of the CFC's "subpart F income," even if such subpart F income is not distributed. Substantially all of Preferred Reinsurance's income is subpart F income. The Company is considering an election under section 953(d) of the Internal Revenue Code (the "Code") to tax Preferred Reinsurance as a domestic corporation for U. S. income tax purposes. The Company believes this election, if made, will not have a material effect on its income tax expense.

COMPETITION

    The workers' compensation insurance industry is highly competitive. The Company competes with other general agents, numerous large insurance companies, managed health care companies, state sponsored insurance pools, risk management consultants and non-Company affiliated broker/agents, many of which have significantly larger operations and greater financial, marketing, human and other resources than the Company. Competitive factors include product lines, premium rates, personalized service and effective cost containment measures. Additionally, the Company does not offer the full line of insurance products offered by some of its competitors. Such competitors may have material advantages over the Company as a result of additional types of insurance and services they offer. There can be no assurance that the Company will be able to maintain its competitive position or that any increased competition will not have a material adverse effect on the Company's financial condition or results of operations.

    After a period of absence from the market, traditional national insurance companies have re-entered the workers' compensation insurance market thereby increasing competition in the Company's major market segment. Although the Company believes that, as one of the only national providers specializing in workers' compensation insurance for franchise businesses in the United States, it is uniquely positioned in the industry, no assurance can be given that other companies will not develop similar national programs or that the Company will be able to compete effectively in the future.

INDUSTRY CYCLICALITY; POTENTIAL FLUCTUATIONS IN FINANCIAL RESULTS

    The financial results of companies in the reinsurance industry historically have been subject to significant fluctuations and may fluctuate significantly in the future. Results of operations may fluctuate due to a variety of factors, including competitive pricing pressures, unpredictable developments in loss trends, changes in loss reserves, market acceptance of new coverages or enhancements, competitive conditions in the industry, changes in operating expenses, fluctuations in interest rates and other changes in investment markets which affect market prices of investments and income from such investments, and changes in levels of general business activity and economic conditions. The Company has experienced increased competitive pricing pressures in its workers' compensation insurance line of business during the past year. In addition, insureds are eligible for renewal of their policies on different anniversary dates, subject to underwriting and loss control criteria applied by the Company. If a large number of insureds were to decline to renew their policies or if their policies were not renewed in a given calendar quarter, the Company's results of operations could be materially adversely affected. In addition, in the event the Company's operating results are below expectations, the price of shares of Common Stock could be materially adversely affected.

SIGNIFICANT INDUSTRY CONCENTRATION; SPECIALTY INDUSTRY RISKS

    Due to the Company's focus on insuring specialty industries, such as the franchise industry and the employee leasing and staffing industry, its operations could be more exposed than diversified competitors to the effects of changes in economic conditions and regulations affecting such specialty industries. These changes may include economic downturns that may adversely impact the franchise industry, as well as small to medium-size businesses served by employee leasing and staffing companies; the degree of enactment and enforcement of federal and state regulations; and the adoption of federal or state regulations governing the licensing and operation of employee leasing and staffing companies.

RISKS ASSOCIATED WITH GROWTH STRATEGY

    The Company's growth strategy includes making selective acquisitions, as well as continued internal growth, particularly through its franchise insurance programs and development of new insurance programs. If the Company is unable to implement its growth strategy effectively, the Company's business, financial condition and results of operations could be materially adversely affected. Any future acquisition made by the Company would be accompanied by risks commonly encountered in acquisitions. Such risks include, among other things, the difficulty in assimilating the operations and personnel of an acquired company or business; the potential disruption of the Company's ongoing business; the inability to successfully integrate acquired systems and insurance programs into the Company's operations; the maintenance of uniform standards, controls and procedures; and the possible impairment of relationships with employees and insureds. In addition, there can be no assurance that the Company will be able to successfully implement its strategy for continued internal growth.

COMPETITION IN THE PEO MARKET; LIABILITIES FOR CLIENT AND EMPLOYEE ACTIONS

    One of the components of the Company's business strategy is to enter into the professional employer organization ("PEO") market by making selective acquisitions. The PEO industry is highly competitive with limited barriers to entry. In the event the Company enters into the PEO market, it will compete with national, regional and local companies offering full service and specialized PEO staffing. A significant number of companies in the PEO industry have greater marketing, financial and other resources than the Company. In addition, a number of legal issues concerning the PEO industry with respect to the co-employment arrangements between a PEO and its worksite employees remain unresolved, including questions concerning the ultimate liability for violations of employment and discrimination laws. In the event the Company enters into the PEO market and acts as a co-employer, it may be subject to liability for violations of these or other laws, even if it does not participate in such violations. Further, even though the Company may seek indemnification from its client for any liability attributable to the conduct of its clients, the Company may not be able to collect on such claims and thus may be responsible for satisfying such liabilities. In addition, worksite employees may be deemed to be agents of the Company, subjecting the Company to liability for the actions of such worksite employees.

LIABILITY FOR WORKSITE EMPLOYEE PAYROLL

    Under standard PEO client agreements, the PEO becomes a co-employer of worksite employees and assumes the obligations to pay the salaries, wages and related benefit costs and payroll taxes of such worksite employees. As such, a co-employer would assume obligations as a principal, not merely as an agent of the client company. In the event the Company engages in the PEO business, the Company's obligations could include responsibility for (i) payment of the salaries and wages for work performed by worksite employees, regardless of whether the client company makes timely payment to the Company of the associated service fee, and (ii) providing benefits to worksite employees even if the costs incurred by the Company to provide such benefits exceed the fees paid by the client company. There can be no assurance that the Company's ultimate liability for worksite employee payroll and benefits costs would not have a material adverse effect on its financial condition or results of operations.

GOVERNMENT REGULATION OF PEOS

    While many states do not explicitly regulate PEO activities, many states have passed laws that have licensing or registration requirements for PEO companies and other states are considering such regulation. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEO companies. In the event the Company engages in the PEO business, there can be no assurance that the Company would be able to satisfy the licensing requirements or other applicable regulations of any particular state in which the Company commences PEO operations.

    In the event the Company engages in the PEO business, the Company may assume certain obligations and responsibilities of an employer. However, laws applicable to the employment situation (such as ERISA and federal and state employment tax laws) do not specifically address the obligations and responsibilities of non-traditional employers such as PEO companies. In addition, many states have not addressed the PEO relationship for purposes of compliance with applicable state laws governing the employer/employee relationship. If these or other federal or state laws are adverse to the PEO industry, they could adversely affect the Company's results of operations or financial condition.

    The Internal Revenue Service ("IRS") has established an Employee Leasing Market Segment Group for the purpose of identifying specific compliance issues prevalent in certain segments of the PEO industry. One issue that has arisen is whether a PEO can be a co-employer of worksite employees, including officers and owners of client companies, for various purposes under the Code, including participation in the PEOs 401(k) plan. Should the IRS conclude that a PEO is not a "co-employer" of worksite employees for purposes of the Code, worksite employees could not continue to make salary deferral contributions to a 401(k) Plan or pursuant to a cafeteria plan or continue to participate in certain other employee benefit plans which may be established by the PEO. The Company believes that were there to be an application of such a conclusion, the employees' vested account balances under the 401(k) Plan would become taxable and the PEO would lose its tax deductions to the extent its matching contributions and profit sharing contributions were not vested, the PEO's Plan trust would become a taxable trust and the PEO would be subject to liability with respect to trust earnings and its failure to withhold applicable taxes with respect to certain contributions. In the event the Company engages in PEO operations, application by the IRS of an adverse conclusion could have a material adverse effect on the Company's financial position or results of operations.

VOLATILITY OF TRADING PRICE

    The trading price of the Common Stock could fluctuate widely in response to variations in the Company's quarterly operating results, changes in earnings estimates by securities analysts, changes in the Company's business and changes in industry, general market or economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have significantly affected the trading prices of the securities of many companies without regard to their specific operating performance. Such market fluctuations could have a material adverse effect on the price of the Common Stock.

YEAR 2000 ISSUES

    There is significant uncertainty regarding the impact of Year 2000 issues which arise when computer systems do not properly recognize date sensitive information beyond December 31, 1999, thereby generating erroneous data or failing altogether. The Company believes that its computer equipment and software will function properly in all material respects with respect to dates in the Year 2000 and thereafter. However, third parties that have relationships with the Company, including suppliers, customers and creditors, may experience significant Year 2000 issues. These issues may have a serious adverse impact on the operations of such third parties, including a shut-down of operations for a period of time, which may, in turn, have a materially adverse effect on the Company's business, financial condition or results of operations.

CONTROL BY PRINCIPAL STOCKHOLDERS

    As of July 29, 1998, the Company's Chairman of the Board, President and Chief Executive Officer, Mr. Mel Harris, may be deemed to beneficially own approximately 58.7% of the Company's outstanding Common Stock. Accordingly, Mr. Harris has the ability to control the management and policies of the Company, including matters requiring approval by the stockholders, such as the election of directors, amendments to the Company's charter and by-laws and approval of significant corporate transactions. See "Security Ownership of Certain Beneficial Owners and Management."

SHARES ELIGIBLE FOR FUTURE SALE

    As of July 29, 1998, the Company had 4,725,000 shares of Common Stock outstanding, of which (i) 1,725,000 shares have been registered under the Securities Act, and, except for shares held by "affiliates" of the Company within the meaning of Rule 144 under the Securities Act ("Rule 144"), are freely tradeable and (ii) 3,000,000 shares of Common Stock are "restricted securities" as defined under Rule 144, and currently may be sold under Rule 144, subject to the terms thereof. In addition, all of the 1,524,356 shares of Common Stock included in this Offering when issued and sold pursuant to this Prospectus will be freely tradeable and all of the 517,085 shares of Common Stock issued by the Company on August 10, 1998 will be available for public sale upon the registration thereof or in accordance with Rule 144. The sale of a substantial number of shares of Common Stock or the availability of such stock for sale could adversely affect the price of the Common Stock prevailing from time to time.

POSSIBLE ISSUANCES OF PREFERRED STOCK; ANTI-TAKEOVER PROVISIONS

    As of July 29, 1998, the Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), however, the Company plans to seek stockholder approval to increase such number of authorized shares of Preferred Stock to 2,000,000 shares. The Preferred Stock may be issued in one or more series, the terms of which may be determined by the Board of Directors at the time of issuance without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. No Preferred Stock is currently outstanding and the Company has no current plans to issue Preferred Stock. However, the issuance of any such Preferred Stock could materially adversely affect the rights of holders of Common Stock and, therefore, could reduce the value of the Common Stock. In addition, specific rights granted to holders of Preferred Stock could restrict the Company's ability to merge with, or sell its assets to, a third party, thereby providing those stockholders with additional rights concerning a change of control of the Company. The ability of the Board of Directors to issue preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. Certain provisions of Delaware law may also discourage third party attempts to acquire control of the Company.

EFFECT OF CONVERSION OF THE CONVERTIBLE SECURITIES

    In May 1998, the Company consummated a private placement of 7% convertible subordinated notes due May 2003 (the "Notes") in the aggregate principal amount of $10,580,000. The principal amount of the Notes may be converted into shares of the Company's Common Stock at a conversion price equal to $9.00 per share (the "Conversion Price"). Assuming all of the principal amount of the Notes were converted at the Conversion Price as of July 29, 1998, the Company would be obligated to issue a total of 1,175,556 shares of Common Stock. The conversion of the Notes and the exercise of options, warrants, and similar rights to purchase shares of Common Stock could have a negative impact on the price of the Common Stock, which could be substantial.

STATE REGISTRATION REQUIRED FOR SALES OF SHARES

    Under the securities laws of certain states, the Shares may not be sold unless they are qualified for sale or are exempt from registration under the state securities laws of the state in which the prospective purchaser resides. The Company has agreed to register and qualify the Shares under applicable state securities laws in such jurisdictions as may be reasonably requested by the Selling Securityholders.

DIVIDENDS

    The Company has never declared or paid any dividends on its Common Stock and does not anticipate that any cash or other dividends will be paid in the foreseeable future, as it intends to follow a policy of retaining earnings, if any, to finance future growth. See "Market for Common Equity and Related Stockholder Matters--Dividend Policy."

FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Prospectus, including without limitation, statements containing the words "believes," "anticipates," "may," "intends," "expects" and words of similar import constitute "forward-looking" statements within the meaning of the Private Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual Company results to differ materially from expectations. Such factors include the following: (1) circumstances which could affect the writing of workers' compensation, liability and property insurance, (2) economic, business and competitive conditions in the insurance industry and the economy in general and innovations of new insurance products, (3) the enactment of new regulations and laws, and the amendment of existing regulations and laws which could affect the Company's business, (4) changes in the Company's business strategy or development plans, and (5) the Company's ability to obtain sufficient financing. Certain of these factors are discussed in more detail elsewhere in this Prospectus.

                                USE OF PROCEEDS

    The Selling Securityholders will receive all of the proceeds from the sale of the Shares offered hereby. The Company will not receive any proceeds from the sale of the Shares offered hereby. However, 348,800 shares of the Shares offered hereby are issuable upon the exercise of outstanding Warrants to purchase Common Stock (subject to adjustments). If all of the Warrants were exercised, the Company estimates that it would receive gross cash proceeds of approximately $2.9 million (assuming none of the Warrants were exercised pursuant to any applicable cashless exercise provisions contained therein). The Company expects to use the proceeds it receives from the exercise of the Warrants, if any, for general corporate purposes. See "Selling Securityholders" and "Plan of Distribution."

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

    The Company's Common Stock is currently listed on the Nasdaq SmallCap Market under the trading symbol "PEGI." The Company first listed its Common Stock on the Nasdaq SmallCap Market in February 1997. During the period from February 1997 to August 1997, the Common Stock was also listed on the Boston Stock Exchange. The following table sets forth the high and low closing sale prices of the Common Stock as reported on the Nasdaq SmallCap Market and the Boston Stock Exchange for each calendar quarter commencing in February 1997 through July 24, 1998 (through August 1997 in the case of the Boston Stock Exchange).

                                                                                               NASDAQ SMALLCAP
                                                                                                    MARKET
                                                                                             CLOSING SALE PRICES
                                                                                             --------------------
YEAR                                            PERIOD                                         HIGH        LOW
---------  --------------------------------------------------------------------------------  ---------  ---------
     1997  First Quarter (Commencing February 6, 1997).....................................  $    9.38  $    7.50
           Second Quarter..................................................................       7.75       6.00
           Third Quarter...................................................................      12.25       7.00
           Fourth Quarter..................................................................      10.75       7.00
     1998  First Quarter...................................................................       8.50       7.00
           Second Quarter..................................................................       9.75       7.62
           Third Quarter (through July 24, 1998)...........................................       9.88       6.13

                                                                                              BOSTON STOCK
                                                                                                EXCHANGE
                                                                                          CLOSING SALES PRICES
                                                                                          --------------------
YEAR                                          PERIOD                                        HIGH        LOW
---------  -----------------------------------------------------------------------------  ---------  ---------
     1997  First Quarter (Commencing February 6, 1997)..................................  $    8.38  $    7.13
           Second Quarter...............................................................       7.14       6.00
           Third Quarter (Ending August 9, 1997)........................................       7.75       6.50

    As of July 24, 1998, the closing sale price of the Common Stock on the Nasdaq SmallCap Market was $9.25 per share. A high percentage of the shares of Common Stock held of record are registered in the names of brokerage firms and depository trusts.

DIVIDEND POLICY

    The Company has neither declared nor paid any dividends on its Common Stock and does not anticipate paying dividends in respect of its Common Stock in the foreseeable future. Any payment of future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings (if any), financial condition, cash flows, capital requirements and other relevant considerations, including applicable contractual restrictions and governmental regulations with respect to the payment of dividends. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes related thereto contained elsewhere in this Prospectus.

GENERAL

    The Company is engaged in the property and casualty insurance business as a general agent ("GA") on behalf of the American International Group of Companies (the "AIG Affiliates"), the General Accident Insurance Company ("GAIC") and the Kemper Insurance Companies ("Kemper") and as a reinsurer for certain workers' compensation insurance policies written by the Company on behalf of the AIG Affiliates. Pursuant to general agency agreements, the Company is authorized to solicit and bind insurance contracts on behalf of the insurers, collect and account for premiums on business it writes, and request cancellation or nonrenewal of any policy placed by the Company. The Company receives, as compensation pursuant to the terms of these general agency agreements, gross commissions on its business at rates which range from approximately 5% to 20%. The Company has written workers' compensation insurance since its inception in 1988 and in late 1995 began writing other forms of property and casualty insurance (such other forms of insurance being hereinafter referred to as "Package") for family style and fast food restaurants as a GA for GAIC. In June 1996, GAIC advised the Company that it would no longer accept Package insurance risks for fast food restaurants, but would continue to do so for family style restaurants. As a result, the Company became a GA for Kemper during March 1997, through which it writes package as well as other forms of property and casualty insurance and workers' compensation insurance.

    In December 1996, the Company formed a reinsurance subsidiary ("Preferred Reinsurance") under the laws of Bermuda and entered into a reinsurance agreement with the AIG Affiliates pursuant to which Preferred Reinsurance acts as the reinsurer with respect to certain workers' compensation and employer's liability insurance policies in force with policy inception dates as of January 1, 1996 and subsequent which are written by the Company on behalf of the AIG Affiliates. Preferred Reinsurance is required to provide the AIG Affiliates, as security for the payment of losses, a combination of cash, United States government securities and/or an irrevocable letter of credit in an aggregate amount equal to 51.5% of the net written premiums ceded to Preferred Reinsurance pursuant to the reinsurance agreement less the amount of losses paid. Preferred Reinsurance receives as compensation pursuant to the terms of the reinsurance agreement the related net written premiums less certain program expenses and commissions and the losses paid associated with the business. Although Preferred Reinsurance assumes the risks associated with being a reinsurer, the reinsurance agreement limits the liability of Preferred Reinsurance for losses and certain defined expenses to the first $300,000 per occurrence. In addition, the reinsurance agreement limits the aggregate liability of Preferred Reinsurance for all coverage to an amount not to exceed 70% of the gross written premiums for each individual underwriting year. Because the reinsurance agreement is effective for all business written on or after January 1, 1996, the policies written prior to the execution of the contract and formation of Preferred Reinsurance were accounted for as retroactive reinsurance. Refer to Note 1(c) to the Company's consolidated financial statements for the year ended December 31, 1997 and the three months ended March 31, 1998 contained elsewhere in this Prospectus for a more detailed explanation of the accounting related thereto. The reinsurance agreement with Preferred Reinsurance is terminable by either party upon the occurrence of certain events. See "Risk Factors--Dependence on Reinsurance Business; Termination of Reinsurance Agreement."

    The Company collects workers' compensation premiums from the insureds and remits the ceding commission (net of the Company's commission) and reinsurance charge to the AIG Affiliates and remits the net premium to Preferred Reinsurance. Commission income on workers' compensation business is recognized as income when premiums are collected. Package insurance premiums are principally collected by the insurance carrier. The Package insurance carrier remits commissions on Package premiums it collects to the Company monthly. Commission income on Package business is recognized as income when premiums are due. Reinsurance premiums received by Preferred Reinsurance are earned on a pro-rata basis over the term of the related coverage.

    In March 1998, Preferred Healthcare Staffing, Inc., a wholly-owned subsidiary of the Company ("Preferred Staffing"), consummated the purchase of substantially all of the assets of HSSI Travel Nurse Operations, Inc. ("Travel Nurse"), a wholly-owned subsidiary of Hospital Staffing Services, Inc., for $5.0 million in cash. As a result, Preferred Staffing provides registered nurses and other professional medical personnel to client hospitals in the United States and the Caribbean on a contractual basis for periods ranging from 8 to 52 weeks.

    Preferred Staffing negotiates billing rates with the client hospitals to provide for the recovery of its cost of payroll, housing, utilities, travel and insurance for its professional medical personnel, plus a profit margin and bills client hospitals at negotiated rates. Preferred Staffing records revenue at the time staffing services are provided.

    On August 10, 1998, the Company consummated an exchange, through a "pooling of interests," of all of the outstanding capital stock of National Explorers and Travelers Healthcare, Inc. ("NET") for 517,085 shares of the Company's Common Stock million. NET provides registered nurses and other professional medical personnel primarily to client hospitals in the United States and the Caribbean on a contractual basis, for periods generally ranging from 8 to 52 weeks. For the year ended December 31, 1997, NET generated revenues of approximately $11,594,000. The exchange ratio was based upon a multiple of NET's after tax net income on an annualized basis, including the first four months of 1998, less outstanding debt. The acqusition will be accouting for as a "pooling of interests" by the Company.

    Without giving effect to the Company's acquisition of NET in August 1998 pursant to a "pooling of interest," for the three months ended March 31, 1998, the Company's total revenues were $5,545,660 as compared to $3,037,480 for the three months ended March 31, 1997. For the year ended December 31, 1997, the Company's total revenues were $15,999,112 as compared to total revenues of $3,341,130 for the year ended December 31, 1996, representing a net increase of $12,657,982. Approximately 17% and 13%, respectively, of the Company's total revenues (excluding staffing income) for the year ended December 31, 1997 and three months ended March 31, 1998 were derived from writing insurance as a general agent and approximately 83% and 87%, respectively, of these revenues were derived from its reinsurance business. For the three months ended March 31, 1998, the Company's staffing revenues were $1,411,030, representing approximately 25% of the Company's total revenues for such period.

RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997

    TOTAL REVENUES. Total revenues for the three months ended March 31, 1998 was $5,546,000 compared to $3,037,000 for the 1997 comparable period, representing a net increase of $2,509,000, or 82.6%. The following table provides a comparison of revenues for the three months ended March 31, 1998 and 1997 by category:

                                                                                             NET       PERCENTAGE
                                                                    1998         1997       CHANGE       CHANGE
                                                                ------------  ----------  ----------  -------------
Net commission income:
  Workers' compensation.......................................  $    416,000     432,000     (16,000)        (3.7%)
  Package.....................................................        89,000     102,000     (13,000)       (12.7%)
  Other, net..................................................        38,000     100,000     (62,000)       (62.0%)
                                                                ------------  ----------  ----------        -----
    Total net commission income...............................       543,000     634,000     (91,000)       (14.4%)
Premiums earned...............................................     3,067,000   2,044,000   1,023,000         50.0%
Net investment income.........................................       386,000     214,000     172,000         80.4%
Staffing income...............................................     1,411,000          --   1,411,000            *
Other income..................................................       139,000     145,000      (6,000)        (4.1%)
                                                                ------------  ----------  ----------        -----
    Total revenues............................................  $  5,546,000   3,037,000   2,509,000         82.6%
                                                                ------------  ----------  ----------        -----
                                                                ------------  ----------  ----------        -----
Workers' compensation:
  Premiums collected..........................................  $  4,732,000   4,219,000     513,000
                                                                ------------  ----------  ----------
                                                                ------------  ----------  ----------
  Ratio of net commission income/premiums collected...........           8.8%       10.2%       (3.1%)
                                                                ------------  ----------  ----------
                                                                ------------  ----------  ----------

------------------------

* The percentage change is insignificant or not meaningful for comparative purposes.

    Workers' compensation commission income decreased $16,000 or 3.7% for the quarter ended March 31, 1998 as compared to the prior year as a result of an increase in commission expense related to the mix of business produced by brokers as depicted in the above table. Package commission income decreased $13,000 or 12.7% for the quarter ended March 31, 1998 as compared to the prior year as a result of the lack of product availability as described above. Other net commission income decreased $62,000 or 62% for the quarter ended March 31, 1998 as compared to the prior year as a result of the reduction in volume of audit and small business plan premiums collected. Premiums earned increased $1,023,000 or 50% for the quarter ended March 31, 1998 as compared to the prior year as a result of new business and renewals of prior year business. Net investment income increased $172,000 or 80.4% for the quarter ended March 31, 1998 as compared to the prior year as a result of premiums received and invested by Preferred Reinsurance. Staffing income was $1,411,000 for the quarter ended March 31, 1998 as a result of the acquisition on March 6, 1998 of the assets of Travel Nurse by Preferred Staffing and the inclusion of its results of operations. Other income decreased $6,000 or 4.1% for the quarter ended March 31, 1998 as a result of the effects of the retroactive insurance accounting treatment of Preferred Reinsurance as discussed more fully in Note 1(c) to the Company's unaudited consolidated financial statements for the three months ended March 31, 1998 contained elsewhere in this Prospectus.

    TOTAL EXPENSES. Total expenses for the quarter ended March 31, 1998 were $5,182,000 compared to $2,687,000 for the 1997 comparable period, representing an increase of $2,495,000, or 92.9%. The following table provides a comparison of total expenses for the quarters ended March 31, 1998 and 1997 by category:

                                                                                             NET       PERCENTAGE
                                                                    1998         1997       CHANGE       CHANGE
                                                                ------------  ----------  ----------  -------------
Losses and loss adjustment expenses incurred..................  $  1,656,000   1,103,000     553,000         50.1%
Amortization of deferred acquisition costs....................       981,000     737,000     244,000         33.1%
Staffing costs................................................     1,279,000          --   1,279,000            *
Other expenses................................................     1,266,000     847,000     419,000         49.5%
                                                                ------------  ----------  ----------          ---
    Total expenses............................................  $  5,182,000   2,687,000   2,495,000         92.9%
                                                                ------------  ----------  ----------          ---
                                                                ------------  ----------  ----------          ---

------------------------

* The percentage change is insignificant or not meaningful for comparative purposes.

    Losses and loss adjustment expenses increased $553,000 or 50.1% for the quarter ended March 31, 1998 as compared to the previous year. This increase is consistent with the increase in premiums earned in 1998 as discussed above. For the quarter ended March 31, 1998, the Company's ratio of losses incurred to premiums earned was approximately 54%. Amortization of deferred acquisition costs increased $244,000 or 33.1% for the quarter ended March 31, 1998 as compared to the previous year. This increase is consistent with the increase in premiums earned in 1998 as discussed above. For the quarter ended March 31, 1998, the Company's ratio of amortization of deferred acquisition costs to premiums earned was approximately 32%. Staffing costs increased $1,279,000 for the quarter ended March 31, 1998 as a result of revenues generated from staffing as discussed above. Other expenses increased $419,000 or 49.5% for the quarter ended March 31, 1998 as compared to the previous year.

    The following table provides a comparison of other expenses for the quarters ended March 31, 1998 and 1997 by category:

                                                                                                NET      PERCENTAGE
                                                                        1998        1997      CHANGE       CHANGE
                                                                    ------------  ---------  ---------  -------------
Personnel expenses................................................  $    779,000    560,000    219,000         39.1%
Occupancy expenses................................................        66,000     78,000    (12,000)       (15.4%)
Professional fees.................................................       116,000     10,000    106,000            *
Interest expense..................................................            --      7,000     (7,000)           *
Amortization of goodwill..........................................        21,000         --     21,000            *
Other operating expenses..........................................       284,000    192,000     92,000         47.9%
                                                                    ------------  ---------  ---------        -----
    Total other expenses..........................................  $  1,266,000    847,000    419,000         49.5%
                                                                    ------------  ---------  ---------        -----
                                                                    ------------  ---------  ---------        -----

------------------------

* The percentage change is insignificant or not meaningful for comparative purposes.

    Personnel expenses increased $219,000 or 39.1% for the quarter ended March 31, 1998 as compared to the previous year as a result of the hiring of two marketing employees and one marketing executive with aggregate annual compensation of $400,000 together with the increased staff related to the acquisition of the assets of Travel Nurse. Occupancy expenses decreased $12,000 or 15.4% for the quarter ended March 31, 1998, principally as a result of decreased telephone charges. Professional fees increased $106,000 for the quarter ended March 31, 1998, principally as a result of increased legal fees. Interest expense decreased $7,000 for the 1998 quarter as a result of the payoff in 1997 of a loan from a stockholder. Amortization of goodwill increased $21,000 for the quarter ended March 31, 1998 consistent with acquisition as discussed above. Other operating expenses increased $92,000 or 47.9% for the quarter ended March 31, 1998 as compared to the previous year, primarily related to the following: (i) increased insurance expense of $43,000, (ii) increased corporate fees and services of $42,000, and (iii) increased taxes other than income taxes of $14,000. Insurance expense increased as a result of the purchase of additional coverage (i.e., directors and officers liability insurance) and increased premiums due to increased limits. Corporate fees and services and taxes other than income taxes increased as a result of the expansion of the business.

FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

    TOTAL REVENUES. Total revenues for the year ended December 31, 1997 was $15,999,000 compared to $3,341,000 for the year ended December 31, 1996, representing a net increase of $12,658,000. The following table provides a comparison of revenues for the years ended December 31, 1997 and 1996 by category:

                                                                                                       PERCENTAGE
                                                                1997           1996       NET CHANGE     CHANGE
                                                            -------------  ------------  ------------  -----------
Net commission income:
  Workers' compensation...................................  $   1,401,000     1,680,000      (279,000)      (16.6%)
  Package.................................................        483,000       577,000       (94,000)      (16.3%)
  Other, net..............................................        475,000       206,000       269,000       130.6%
                                                            -------------  ------------  ------------  -----------
    Total net commission income...........................      2,359,000     2,463,000      (104,000)       (4.2%)
Premiums earned...........................................     11,675,000       525,000    11,150,000           *
Net investment income.....................................      1,395,000       217,000     1,178,000           *
Other income..............................................        570,000       136,000       434,000           *
                                                            -------------  ------------  ------------  -----------
    Total revenues........................................  $  15,999,000     3,341,000    12,658,000           *
                                                            -------------  ------------  ------------  -----------
                                                            -------------  ------------  ------------  -----------
Workers' compensation:
  Premiums collected......................................  $  14,929,000    16,746,000    (1,817,000)      (10.9%)
                                                            -------------  ------------  ------------  -----------
                                                            -------------  ------------  ------------  -----------
  Ratio of net commission income/premiums collected.......           9.39%        10.03%        (0.64%)
                                                            -------------  ------------  ------------
                                                            -------------  ------------  ------------

------------------------

* The percentage change is insignificant or not meaningful for comparative purposes.

    Workers' compensation commission income decreased $279,000 or 16.6% for the year ended December 31, 1997 as compared to the prior year as a result of the decrease in premiums collected of $1,817,000, which was attributable to the decrease in the workers' compensation book of business. The decrease in workers' compensation commission income was also due to an increase in commission expense related to the mix of business produced by brokers. Package commission income decreased $94,000 or 16.3% for the year ended December 31, 1997 as compared to the prior year as a result of the lack of product availability as described above. Other net commission income increased $269,000 for the year ended December 31, 1997 as compared to the prior year mostly as a result of the introduction of the Company's small business plan which accounted for $264,000 of the increase. Premiums earned increased $11,150,000 for the year ended December 31, 1997 as compared to the prior year as a result of the entry by Preferred Reinsurance into the reinsurance business in 1997 and reflects a full year of operations. Net investment income increased $1,178,000 for the year ended December 31, 1997 as compared to the prior year as a result of the investable funds raised by the Company in its 1997 initial public offering and premiums received by Preferred Reinsurance. Other income increased $434,000 for the year ended December 31, 1997 as a result of the effects of the retroactive insurance accounting treatment of Preferred Reinsurance as discussed more fully in Note 1(c) to the Company's consolidated financial statements for the years ended December 31, 1997 and 1996 contained elsewhere in this Prospectus.

    TOTAL EXPENSES. Total expenses for the year ended December 31, 1997 were $14,581,000 compared to $3,427,000 for the year ended December 31, 1996, representing an increase of $11,154,000. The following table provides a comparison of total expenses for the years ended December 31, 1997 and 1996 by category:

                                                                                                      PERCENTAGE
                                                                 1997          1996      NET CHANGE     CHANGE
                                                             -------------  ----------  ------------  -----------
Losses and loss adjustment expenses incurred...............  $   6,257,000     270,000     5,987,000           *
Amortization of deferred acquisition costs.................      4,162,000     178,000     3,984,000           *
Other expenses.............................................      4,162,000   2,979,000     1,183,000        39.7%
                                                             -------------  ----------  ------------  -----------
    Total expenses.........................................  $  14,581,000   3,427,000    11,154,000           *
                                                             -------------  ----------  ------------  -----------
                                                             -------------  ----------  ------------  -----------

------------------------

* The percentage change is insignificant or not meaningful for comparative purposes.

    Losses and loss adjustment expenses increased $5,987,000 for the year ended December 31, 1997 as compared to the previous year. The increase is consistent with the increase in premiums earned in 1997 as discussed above. For the year ended December 31, 1997, the Company's ratio of losses incurred to premiums earned was approximately 54%. Amortization of deferred acquisition costs increased $3,984,000 for the year ended December 31, 1997 as compared to the previous year. This increase is consistent with the increase in premiums earned in 1997 as discussed above. For the year ended December 31, 1997, the Company's ratio of amortization of deferred acquisition costs to premiums earned was approximately 36%.

    Other expenses increased $1,183,000 or 39.7% for the year ended December 31, 1997 as compared to the previous year. The following table provides a comparison of other expenses for the years ended December 31, 1997 and 1996 by category:

                                                                                                        PERCENTAGE
                                                                    1997         1996     NET CHANGE      CHANGE
                                                                ------------  ----------  -----------  -------------
Personnel expenses............................................  $  2,464,000   2,056,000     408,000          19.8%
Occupancy expenses............................................       307,000     212,000      95,000          44.8%
Professional fees.............................................       281,000      81,000     200,000             *
Interest expense..............................................        17,000      42,000     (25,000)        (59.5%)
Other operating expenses......................................     1,093,000     588,000     505,000          85.6%
                                                                ------------  ----------  -----------        -----
    Total other expenses......................................  $  4,162,000   2,979,000   1,183,000          39.7%
                                                                ------------  ----------  -----------        -----
                                                                ------------  ----------  -----------        -----

------------------------

* The percentage change is insignificant or not meaningful for comparative purposes.

    Personnel expenses increased $408,000 or 19.8% for the year ended December 31, 1997 as compared to the previous year as a result of the hiring of three executives in 1997 with aggregate annual compensation of $543,000 together with a 2% aggregate annual salary increase in 1997 for all other employees plus the retroactive effects of the salary increases. Occupancy expenses increased $95,000 for the year ended December 31, 1997, principally as a result of the Company's relocation to larger quarters to accommodate the Company's expansion. Professional fees increased $200,000 for the year ended December 31, 1997, principally as a result of increased legal fees associated with various corporate, reinsurance and acquisition matters. Interest expense decreased $25,000 as a result of a decrease in the principal balance of a loan from a shareholder. Other operating expenses increased $505,000 for the year ended December 31, 1997 as compared to the previous year, primarily related to the following: (i) increased insurance expense of $190,000, (ii) increased relocation expense of $115,000, (iii) increased sales promotion expense of $75,000, (iv) increased travel expenses of $55,000 and (v) increased supplies expense of $45,000. Insurance expense increased as a result of the purchase of additional coverage (i.e., directors and officers liability insurance) and increased premiums due to increased limits. Relocation expense increased due to the three executives hired as discussed above. Sales promotion, travel expenses and supplies expense increased as a result of the expansion of the business.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company's principal source of cash has been from the collection of workers' compensation insurance premiums from its insureds. In February 1997, the Company consummated an initial public offering of 1,725,000 shares of Common Stock (including the underwriters' over-allotment option) and received gross cash proceeds of approximately $12,506,000.

    At March 31, 1998, net cash and investments were $19,715,000 (net of premiums payable of $3,756,000). Net cash provided by operating activities decreased to $1,385,000 at March 31, 1998 from $7,071,000 in the first quarter of 1997, a decrease of $5,686,000. This decrease resulted primarily from a decrease in reinsurance premiums collected of $4,679,000, and an increase in accounts receivable of $2,577,000. The decrease in reinsurance premiums collected was the result of the collection by Preferred Reinsurance during the first quarter of 1997 of the net proceeds related to the 1996 underwriting year reinsurance balances. The increase in accounts receivable for the quarter ended March 31, 1998 is associated with the acquisition of the assets of Travel Nurse and the receivables generated by Preferred Staffing during the first quarter of 1998.

    Cash used in investing activities decreased to $2,571,000 for the quarter ended March 31, 1998 from $7,422,000 for the quarter ended March 31, 1997, a decrease of $4,851,000. This decrease resulted primarily from the acquisition of the assets of Travel Nurse as discussed in the Note 1(b) to the unaudited consolidated financial statements of the Company for the three months ended March 31, 1998 contained elsewhere in this Prospectus. Cash from financing activities in 1997 reflect the net proceeds received by the Company of its initial public offering as discussed above.

    In May 1998, Preferred Healthcare Staffing, Inc., a wholly-owned subsidiary of the Company, obtained a $3 million unsecured revolving line of credit from a bank (the "Credit Facility"). Outstanding borrowings under the Credit Facility bear interest at the bank's base rate of interest. Interest under the Credit Facility is due and payable monthly commencing June 2, 1998 and all unpaid principal and interest is due on May 2, 1999. Outstanding borrowings under the Credit Facility are secured by a guarantee of the Company. As of June 1, 1998, Preferred Staffing had outstanding borrowings of approximately $1,780,000 under the Credit Facility, which borrowings bear interest at the rate of 8 1/2% per annum.

    In May 1998, the Company consummated a private placement of 7% convertible subordinated notes due May 2003 (the "Notes") in the aggregate principal amount of $10,580,000. The principal amount of the Notes is convertible into shares of the Company's Common Stock, at a conversion price of $9.00 per share at any time prior to the earlier of May 12, 2003 (the "Maturity Date") or ten business days after the receipt of a Termination Notice (as defined below). In the event (i) the closing bid price of the Common Stock equals or exceeds $13.50 per share for twenty consecutive trading days during any period commencing upon satisfaction of one of the conditions contained in clause (ii) immediately below and (ii) either a registration statement covering the shares of Common Stock issuable upon conversion of the Notes has been declared effective by the Securities and Exchange Commission and remains effective or at least two years has elapsed since the issuance date of the Notes and the shares of Common Stock issuable upon conversion of the Notes are saleable, without restriction, under Rule 144(k) promulgated under the Securities Act of 1933, as amended, then the holders' right to convert the outstanding principal amount of the Notes shall be terminated by the Company by delivering to the holders a notice of termination (the "Termination Notice"), in which event (a) holders have the right at any time during the ten business days after receipt of the Termination Notice, in their sole discretion, to convert the outstanding principal amount of the Notes into shares of Common Stock at the Conversion Price, and (b) thereafter, the holders' option to convert shall terminate and the Notes may be prepaid by the Company, at any time prior to the Maturity Date, in whole or in part for the face amount thereof, together with all accrued and unpaid interest through the date of prepayment.

    The Company believes that its existing cash balances and cash flows from activities will be adequate to meet its current operations, including expected capital expenditures, for at least the next twelve months. In connection with the Company's current business strategy, it may seek additional funds through equity and/ or debt financings. There can be no assurance that any such additional debt or equity financings will be available to the Company, or if available, will be on terms acceptable to the Company.

                                    BUSINESS

INTRODUCTION

    GENERAL. The Company is a multi-service oriented provider currently engaged in business as: (i) a provider of workers' compensation and business insurance products and risk management services designed for the American franchise industry, particularly fast food, family style restaurants and convenience stores; (ii) a reinsurer with respect to certain workers' compensation and employer's liability insurance policies sold by the Company; and (iii) a provider of temporary registered nurses and other professional medical personnel, primarily to client hospitals.

    It has been estimated that current annual premiums paid for workers' compensation insurance by the franchise industry exceed $2.5 billion, with annual premiums paid by the fast food and family style restaurant and convenience store segment representing approximately $1.6 billion of this amount. The Company's insurance products and services are specifically designed to provide clients with substantial cost savings and reduce the time required of these clients in managing this element of their business. In order to assist clients in managing their workers' compensation costs, the Company seeks to offer competitive rates and an opportunity for a client to receive dividends, based upon its claims experience, and provides risk management services, including cost containment and claims management programs. It is the Company's belief that this innovative approach to cost containment has succeeded in helping its clients achieve claims costs which are among the lowest in the workers' compensation insurance industry.

    The franchise industry is considered potentially to be among the safest insurance risks. However, a substantial number of businesses within this industry have not instituted formal risk and safety awareness programs and consequently do not receive price advantages which should arise from their favorable safety attributes. The Company believes segments of this industry suffer from premium redundancy or an over charge in workers' compensation insurance rates. Insurance programs offered by the Company are specifically designed to reduce the impact of redundancy on this segment of the industry while emphasizing loss control and cost containment. The Company utilizes its proprietary information and claims analysis systems and custom-designed loss reports in an effort to motivate client management to promote safety and control claims expense. It further seeks to limit the number of disputes between the insured and its employees arising from insurance claims, and as one of the only national providers specializing in workers' compensation insurance for the franchise industry, the Company believes it is uniquely positioned to accomplish this goal.

    The Company has launched several new business campaigns and marketing programs. One of these programs is a workers' compensation program for motor vehicle related franchises, including automobile, motorcycle and recreational vehicle dealerships as well as auto service providers. Motor vehicle dealerships, while not true franchises, are quite similar from dealer to dealer and are viewed by the Company as businesses into which it can apply its expertise in cost containment gained in the franchise industry. Another Company program involves workers' compensation insurance designed to target certain smaller businesses located in approximately 23 states which pay annual premiums of between approximately $5,000 and $50,000. The underwriting process under this program has been simplified, thus enabling the Company to respond promptly to businesses with competitively priced quotes. The Company believes that many broker/agents, regardless of size, have accounts that are eligible to participate in the program and therefore can be potentially attractive to broker/agents promoting the program. A new marketing program has also been developed by the Company which involves direct mail, telemarketing and field sales targeted directly at the consumer and follows the Company's goal of writing low risk policies.

    REINSURANCE. Prior to the consummation of its initial public offering in February 1997, the Company acted solely as a general agent on behalf of various major insurance carriers for workers' compensation and other forms of property and liability insurance for franchise businesses through its own sales staff as well as through independent broker/agents. As a general agent, the Company assumes none of the risks associated with the insurance business it produces. In December 1996, the Company formed P.E.G. Reinsurance Company, Ltd. ("Preferred Reinsurance"). Preferred Reinsurance acts as a reinsurer with respect to certain workers' compensation and employer's liability insurance policies sold by the Company. Although Preferred Reinsurance assumes the risks associated with being a reinsurer, its reinsurance agreement limits the liability of Preferred Reinsurance for losses and certain defined expenses to the first $300,000 per occurrence and limits its aggregate liability for all coverage to an amount not to exceed 70% of the gross written premiums for each individual underwriting year. See "Risk Factors".

    TRAVELING NURSES. Consistent with the Company's growth strategy to enter into complimentary lines of business, in March 1998 Preferred Healthcare Staffing, Inc., a wholly-owned subsidiary of the Company ("Preferred Staffing"), purchased substantially all of the assets of HSSI Travel Nurse Operations, Inc. ("Travel Nurse"), a provider of temporary registered nurses and other professional medical personnel, primarily to client hospitals. For the year ended November 30, 1997, Travel Nurse generated revenues of approximately $15,000,000 and placed in excess of 700 nurses. As of June 30, 1998, Preferred Staffing had orders for approximately 1,800 nurses. Unlike daily or other very short-term supplemental staff, travel nurses serve the client for a long enough period to function as permanent hospital staff. The Company believes that the ability of travel nurses to function as permanent staff improves the continuity and consistency of patient care and reduces the overall administration, orientation and supervisory requirements of the clients' permanent staff.

    For the three months ended March 31, 1998, the Company's total revenues were $5,545,660 as compared to $3,037,480 for the three months ended March 31, 1997. For the year ended December 31, 1997, the Company's total revenues were $15,999,112 as compared to total revenues of $3,341,130 for the year ended December 31, 1996, representing a net increase of $12,657,982. Approximately 17% and 13%, respectively, of the Company's total revenues (excluding staffing income) for the year ended December 31, 1997 and three months ended March 31, 1998 were derived from writing insurance as a general agent and approximately 83% and 87%, respectively, of these revenues were derived from its reinsurance business. For the three months ended March 31, 1998, the Company's staffing revenues were $1,411,030, representing approximately 25% of the Company's total revenues for such period.

    STRATEGY. The Company believes there are substantial opportunities for growth by leveraging its considerable capabilities and expertise in workers' compensation and claims cost management. In particular, the Company believes that by combining its existing expertise in insurance matters with strategic acquisitions of professional employer organizations ("PEOs") it can reduce the operating expenses typically associated with PEOs and increase the products offered by the Company to its existing clients. PEOs provide employee leasing services to their clients. Employee leasing generally is a contractual arrangement through which a business transfers its payroll and human resource responsibilities to a firm specializing in these functions. The leasing firm typically provides health, unemployment, and workers' compensation insurance, plus safety training, while the worksite employer retains full operational control over the employee's activities. It is believed that many of the problems faced by existing PEOs stem from their lack of underwriting, actuarial and cost containment expertise. The Company's current strategy for growth includes: (i) continuing to capitalize on its business of selling insurance and risk management products to franchise companies; (ii) entering into the PEO market by making selective acquisitions; (iii) growing its existing business by offering its workers' compensation and business insurance products, along with risk management services to an expanding base of PEO clients; (iv) offering employee leasing related products and services to its existing franchise clients; and (v) focusing its PEO operations on specific industry segments without regard to geographic boundaries. See "Risk Factors".

    RECENT DEVELOPMENTS. In May 1998, the Company consummated a private placement of 7% convertible subordinated notes due May 2003 (the "Notes") in the aggregate principal amount of $10,580,000. The principal amount of the Notes is convertible into shares of the Company's Common Stock, at a conversion price of $9.00 per share at any time prior to the earlier of May 12, 2003 (the "Maturity Date") or ten business days after the receipt of a Termination Notice (as described above). See "Management's Discussion and Analysis--Liquidity and Capital Resources."

    On August 10, 1998, the Company consummated an exchange, through a "pooling of interests," of all of the outstanding capital stock of National Explorers and Travelers Healthcare, Inc. ("NET") for an aggregate of 517,085 shares of the Company's Common Stock. NET provides registered nurse and other professional medical personnel primarily to client hospitals in the United States and the Caribbean on a contractual basis, for periods generally ranging from 8 to 52 weeks. For the year ended December 31, 1997, NET generated revenues of approximately $11,594,000. The exchange ratio was based upon a multiple of NET's after tax net income on an annualized basis, including based upon the first four months of 1998, less outstanding debt. The acquisition will be accounted for as a "pooling of interests" by the Company.

    The Company's principal executive offices are located at 10800 Biscayne Boulevard, Miami, Florida 33161 and the Company's telephone number at that location is (305) 893-4040.

INDUSTRY OVERVIEW

    WORKERS' COMPENSATION. All fifty States and the District of Columbia have promulgated statutes, rules and regulations that require employers to provide wage replacement and medical benefits to work accident victims regardless of fault. As a result of these mandates, virtually all employers must either (i) purchase workers' compensation insurance from a private insurance carrier, (ii) obtain coverage from a state managed fund, or (iii) be self-insured if permitted by the state in which business is conducted.

    Workers' compensation is one of the major risk management issues of this decade. In a poll of risk managers published in the July 1996 issue of Risk Management Magazine, workers' compensation insurance was the second most frequent concern. Nationwide, employer's workers' compensation costs increased significantly over the last decade. Between 1984 and 1990, workers' compensation costs increased an average of 9.6% per annum, and from 1990 through 1995 costs increased by about 2.9% per annum. Certain additional intangible losses also directly relate to increased workers' compensation costs such as higher incidents of employee turnover, the cost or retraining new employees and litigation expenses. It has been estimated that current annual premiums paid for workers' compensation insurance by the franchise industry exceed $2.5 billion, with annual premiums by the fast food and family style restaurant and convenience store segment representing approximately $1.6 billion of this amount. Many employers are looking for techniques to better control their mounting costs.

    The Company believes that franchises often are the safest segment of a particular industry. Most franchises are standardized operations based upon successful models with demonstrated profitability. These businesses typically have standard operating procedures and standard plant and equipment with standardized safety programs. The design and construction of most franchises take into account safety engineering of the workplace. For example, in a fast food restaurant, chairs and tables are set a certain distance apart to allow for adequate walking space, and the cooking equipment used must conform to certain safety standards. The franchisor and the franchisee have a shared interest to maintain safe, clean and uniform environments for their customers and employees. Consequently, the Company believes that, in general, workers' compensation cost of claims for franchise businesses are significantly lower than non-franchise operations.

    Franchises are often subject to the same workers' compensation rating system that the insurance industry uses for any comparable business. As a result, fast food franchise restaurants may pay the same rates as bars and taverns which may be open all night, as fine dining restaurants where staff often carry heavy trays, or as "mom and pop" restaurants without safety engineered facilities or a formal safety program. Although these businesses may be charged the same workers' compensation rates, their claims experience is typically significantly higher. Consequently, most franchise companies generally suffer premium "redundancy" or an "overcharge" in their insurance premiums in many industries. In effect, franchise businesses subsidize the higher workers' compensation claims costs of non-franchise operations.

    REINSURANCE. Preferred Reinsurance acts as a reinsurer with respect to certain workers' compensation and employer's liability insurance policies sold by the Company. Reinsurance is an arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance company, the ceding company, against all or a portion of the insurance risks underwritten by the ceding company under one or more insurance policies. The two basic types of reinsurance arrangements are treaty and facultative reinsurance. In treaty reinsurance, the ceding company is obligated to cede, and the reinsurer is obligated to assume, a specified portion of a type or category of risk insured by the ceding company. In facultative reinsurance, the ceding company cedes and the reinsurer generally assumes all or part of the risk under a single insurance policy.

    Both treaty and facultative reinsurance can be written on either a pro-rata (also known as quota share or proportional) basis or an excess of loss basis. For reinsurance written on a pro-rata basis, the reinsurer, in return for a predetermined portion or share of the insurance premium charged by the ceding company, indemnifies the ceding company against a predetermined portion of the losses and the allocated portion of loss adjustment expenses ("ALAE") of the ceding company under the covered insurance policy or policies. For reinsurance written on an excess of loss basis, the reinsurer generally indemnifies the ceding company against all or a specified portion of losses and ALAE on underlying insurance policies in excess of a specified dollar amount, known as the ceding company's retention or attachment point, subject to a negotiated limit.

    PROFESSIONAL EMPLOYER ORGANIZATIONS. Professional Employer Organizations provide employee leasing services to their clients. Employee leasing generally is a contractual arrangement through which a business transfers its payroll and human resource responsibilities to a firm specializing in these functions. The leasing firm typically provides health, unemployment, and workers' compensation insurance, plus safety training, while the work site employer retains full operational control over the employee's activities.

    The employee leasing industry is rapidly expanding. According to a recent article in Crain's New York Business, it is expected that the PEO industry will increase revenues and earnings by approximately 30% per annum for up to the next ten years.

BUSINESS STRATEGY

    The Company believes there are substantial opportunities for growth by leveraging its considerable capabilities and expertise in workers' compensation and claims cost management. In particular, the Company believes that by combining its existing expertise in insurance matters with strategic acquisitions of PEOs it can reduce the operating expenses typically associated with PEOs and increase the products offered by the Company to its existing clients. The Company's current strategy for growth includes: (i) continuing to capitalize on its business of selling insurance and risk management products to franchise companies; (ii) entering into the PEO market by making selective acquisitions; (iii) growing its existing business by offering its workers' compensation and business insurance products, along with risk management services to an expanding base of PEO clients; (iv) offering employee leasing related products and services to its existing franchise clients; and (v) focusing its PEO operations on specific industry segments without regard to geographic boundaries. It is believed that many of the problems faced by existing PEOs stem from their lack of underwriting, actuarial and cost containment expertise.

    The Company also seeks to continue to strengthen its position as one of the leading providers of its products and services to fast food and family style franchise restaurants and convenience stores. It believes this goal can be accomplished by devising and implementing programs on a state-by-state basis to:
(i) accumulate the latest approved rate information and information on legislative changes affecting the industry; (ii) obtain approved carrier rate filings; (iii) ascertain current factors affecting pricing in the voluntary market and interact with insurance carriers to encourage competitive pricing (while respecting the carriers need for profitability and to remain viable in the marketplace); (iv) present insured clients with effective methods of monitoring, reducing and containing claims costs; (v) monitor claims handling procedures of claims administrators and interact with them to produce cost effective results; (vi) market programs designed to reward preferred risks with incentives to purchase and renew insurance coverage; and (vii) become a "one-stop" provider of commercial insurance to selected franchise industries.

    The carriers providing workers' compensation insurance have generally entered and withdrawn from regional or local markets with some frequency. Often, the reason for movement is attributed to (i) a change of corporate policy, (ii) the general conditions in the insurance industry at that time, and (iii) the carrier's experience with loss ratios. Even where cost containment programs exist, often they are not adequately managed and are not particularly effective. The Company is committed to its insured clients as well as its carriers. The Company's staff has been trained to offer a level of service not otherwise present in a generally complacent industry. By combining the talents of specialists drawn from diverse backgrounds, the Company has created a unique environment where sales, marketing, and risk management experts produce quality products and results.

PRODUCTS AND SERVICES

    Workers' compensation and business insurance products and risk management services are provided by the Company for the American franchise industry. Its insurance programs are designed specifically to reduce the impact of redundancy on franchise businesses while also emphasizing loss control and cost containment. By taking advantage of this business segment's good safety records and by providing risk management services, including loss control and claims management, the Company affords its clients the opportunity to effectively lower their cost of claims. It has also developed proprietary information and claims analyses systems and custom-designed loss reports which explain the claims procedure and motivate client management to promote safety and control claims expense.

    Insurance programs are custom designed to be offered only through nationally recognized carriers with the highest industry ratings. The Company works with these carriers to establish competitive rates, while being mindful of a carrier's need to maintain profitability and remain viable in the marketplace. Additionally, it offers products and services designed to enable its clients to realize substantial savings in their workers' compensation costs while reducing the time required to manage this element of their business. Specifically, the Company provides clients such savings by offering competitive rates and dividends and cost containment programs which assist its clients in managing their workers' compensation costs.

    The Company has recently launched several new business campaigns and marketing programs. One of these programs is a workers' compensation program for motor vehicle related franchises, including automobile, motorcycle and recreational vehicle dealerships as well as auto service providers. Motor vehicle dealerships, while not true franchises, are quite similar from dealer to dealer and are viewed by the Company as businesses into which it can apply its expertise in cost containment gained in the franchise industry. Another Company program involves workers' compensation insurance designed to target certain smaller businesses located in approximately 23 states which pay annual premiums of between approximately $5,000 and $50,000. The underwriting process under this program has been simplified, thus enabling the Company to respond promptly to businesses with competitively priced quotes. The Company believes that many broker/agents, regardless of size, have accounts that are eligible to participate in the program and therefore can be potentially attractive to broker/agents promoting the program. A new marketing program has also been launched by the Company which involves direct mail, telemarketing and field sales targeted directly at the consumer and follows the Company's goal of writing low risk policies.

    Using early intervention techniques, the Company seeks to limit the number of disputes with injured employees. Through a third-party administrator, the Company provides its clients with access to national 800 telephone numbers to ensure that their claims can be reported quickly, 24 hours-a-day, seven days-a-week. The third-party administrator has a trained medical staff available to initiate a four party contact among the claimant, the employer, the adjuster and the treating physician. This process helps ensure prompt and competent medical care for the employee and management of the claim. The Company believes in the prompt settlement of meritorious claims, but it will aggressively defend against non-meritorious claims. It attempts to resolve cases prior to litigation and, if litigation ensues, aggressively seeks to settle reasonable claims.

    In addition to these cost containing activities, the Company's client services staff maintains constant communication with clients. Its loss control department conducts safety seminars and provides periodic newsletters to clients on how to control the frequency and severity of claims. The Company believes it has succeeded in persuading clients that safety is not just an issue of good management but can have a significant impact on the financial success of their businesses.

    The Company has created a new, innovative, comprehensive and aggressive approach to safety/loss control, blending old and new prevention techniques to develop safety programs specific to each industry it serves. While the primary thrust of the Company's programs is safety for employees and customers, emphasis is also placed on motivating client management to implement safety programs as a means of improving profitability. The Company conducts workshops to demonstrate the benefits of using the Company's loss control safety programs at no additional cost to its clients. Proprietary, custom-designed loss management information is communicated by mail and telephone to the Company's clients at no additional cost.

    The Company believes its safety programs help reduce workers' compensation claims costs. The basic elements of its safety programs, as recommended to its clients, include: (i) a written safety policy with safety rules; (ii) regularly scheduled safety meetings; (iii) new employee hiring practices and training of all new and transferred employees; (iv) supervisor responsibility and accountability; (v) a regular self-inspection program administered by identified supervisors; (vi) an incentive program that rewards safety awareness; (vii) a team safety committee program; (viii) a timely accident reporting and investigation program; (ix) a monitored record keeping system for all accidents;
(x) a policy to implement corrective action for unsafe conditions and acts; and
(xi) a monthly review by top management of the program and its implementation.

    Many states have allowed a reduction in workers' compensation insurance premiums when an employer implements an approved safety program. The Company's safety programs meet the requirements of most states that have approved safety programs. Such workers' compensation safety program discounts are authorized on a state by state basis and, therefore, guidelines are state specific. The Company deals only with those state programs applicable to the voluntary market, not the assigned risk market. Certain states make safety program discounts available to all insureds, while others make them available only to those insureds with high experience modification factors or based on the size of the premium. Some states require state certification of the safety program on a risk by risk basis. The employer, not the provider of the safety program, qualifies for the program. The Company evaluates the requirements in the states where such discounts are available and provides employers with manuals, record keeping tools and recommendations which assist the employer in obtaining certification.

CUSTOMERS

    The Company markets its products primarily to the franchise industry through broker/agents. Its customers typically are owners of multiple unit franchises who understand the importance of cost containment and safety features. While the Company focuses its efforts on large, national franchisees operating multiple outlets, it also serves smaller, regional franchise operators. For the year ended December 31, 1997, the Company provided products and services to approximately 973 separate insureds, none of which accounted for more than 3% of its 1997 annual revenues.

    Consumers of insurance products have traditionally focused on price rather than cost containment. They have come to expect little or no customer service. The Company capitalizes on these insurance industry deficiencies by tailoring its products for each niche market, providing quality customer service and, most importantly, providing loss control and cost containment services.

    The Company conducts regional safety seminars showing how to contain costs and reduce losses. Although not a sales effort, it is one of the ways the Company generates new business while continuing to educate its existing clients.

    Each franchisee is provided with its own personal client service representative who is knowledgeable and available throughout the work day. An 800 "hot line" is also available to reach the manager of client services should any issue need immediate resolution. The Company believes that over a continuing period of time these client support services will distinguish it from its competition.

SALES AND MARKETING

    The Company's sales and marketing programs are varied. It engages in multiple targeted direct mail programs each year. These direct mail programs, designed to introduce the Company's products and services to franchise owners and insurance agents, are complimented by an extensive telemarketing effort. The Company utilizes multiple databases of franchises and insurance agents in its direct mail and telemarketing efforts. The Company's marketing programs identify prospective clients, client's agents and new agents to represent the Company. A Company representative then quotes prices to identified prospective clients and/or their agents.

    The Company's marketing programs are designed to generate new prospects for both high revenue broker/agents (those whose client bases produce workers' compensation annual premiums in excess of $2 million) as well as smaller broker/agents who operate in small towns. Generally, agents must have the ability to produce $300,000 in annualized workers' compensation premiums to receive a contract to represent the Company.

    The Company's programs relieve the broker/agent of administrative and claims tasks as the Company and/or the insurance carrier bills and collects premiums directly from the insured, remits the commission earned to the broker/agent, deals directly with the insured in connection with any problems experienced by the insured and serves as a clearinghouse, together with the third-party administrator, with respect to reporting, processing, reviewing and evaluating claims. As a result of the foregoing, the broker/agent can earn more revenue by focusing its efforts on selling Company products. Other benefits provided to the broker/agent include (i) increasing the geographic area in which the broker/agent can generate business, (ii) reducing the likelihood of the broker/agent losing larger multiple store and multiple state franchisees because the broker/agent will have many more states in which it is able to write business, (iii) providing the broker/agent with the option of offering the Company's other property and casualty products to its clients, and (iv) providing the broker/agent's clients with the benefit of the Company's loss control and cost containment programs to reduce the clients' losses.

POLICY RENEWALS

    Client policy renewals are critical to the Company's operations. The Company seeks to maintain favorable renewal rates by (i) providing its clients with quality service, (ii) ensuring that all insurance policy, endorsement and audit documents are distributed to each client on a timely basis, and (iii) ensuring that all documents distributed to clients are complete and accurate. It seeks to communicate with each client at least four times each year in order to maintain close relationships and to learn of any real or perceived problems and concerns on a timely basis. All written and telephone communications initiated by the client are responded to promptly. The Company believes that its quality service is a major factor in its client retention rate, which is currently approximately 70%.

    The Company's underwriting department reviews prospect applications to identify risks that appear undesirable from a historical viewpoint and to recognize those prospects dedicated to significant improvement in their loss history which thereby makes them a valuable addition to the Company's customer base and to a carrier's portfolio. The Company's underwriting department also evaluates each client for renewal purposes. This evaluation determines whether the particular client is eligible to receive a decrease or other form of modification to its renewal premium. If the client has responded to loss control recommendations and its loss history reflects improvement, a reduction in its renewal premium rate may be implemented. The department also identifies clients whose experience has deteriorated and who have not responded to loss control guidance and recommendations. If the deterioration is significant enough and the client has not demonstrated a sincere commitment to improvement in loss experience, the underwriting department may make a recommendation not to renew the policy.

PREFERRED REINSURANCE

    Historically, the Company has acted as a general agent on behalf of various major insurance carriers for workers' compensation and other forms of property and liability insurance for franchise businesses through its own sales staff as well as through independent broker/agents. As a general agent, the Company assumes none of the risks associated with the insurance business it produces. In December 1996, the Company formed Preferred Reinsurance under the laws of Bermuda. Preferred Reinsurance acts as the reinsurer with respect to certain workers' compensation and employer's liability insurance policies written by the Company. Although Preferred Reinsurance assumes the risks associated with being a reinsurer, its liabilities are limited for losses and certain defined expenses to the first $300,000 per occurrence and its aggregate liability is limited for all coverage to an amount not to exceed 70% of the gross written premiums for each individual underwriting year. The reinsurance arrangements are governed by the terms of a reinsurance agreement between Preferred Reinsurance and insurance companies affiliated with the American International Group of Companies (collectively, the "AIG Affiliates"). The reinsurance agreement with Preferred Reinsurance is terminable by either party upon the occurrence of certain events. For the year ended December 31, 1997 and the three months ended March 31, 1998, approximately 83% and 87%, respectively, of the Company's total revenues (excluding staffing income) were derived from its reinsurance business. See "Risk Factors--Dependence on Reinsurance Business; Termination of Reinsurance Agreement."

    The purchase of excess and aggregate reinsurance by the AIG Affiliates and the stated aggregate limit of liability in the reinsurance agreement caps the liability of Preferred Reinsurance for losses and loss adjustment expenses and permits it to quantify its aggregate maximum loss exposure. By contrast, maximum liability under pro-rata or quota share reinsurance contracts can be more difficult to quantify precisely. Quantification of loss exposure is fundamental to the ability of Preferred Reinsurance to manage its losses.

    Pursuant to the terms of the reinsurance agreement, the AIG Affiliates are obligated to cede to Preferred Reinsurance 100% of the net written premium less certain expenses and commissions associated with the policies covered thereby. The affiliates retain a commission allowance of 28.83% based on the net written premiums, and Preferred Reinsurance retains the premiums ceded by the AIG Affiliates to Preferred Reinsurance together with the risks and potential for profitability associated therewith. Accordingly, the Company believes that the operations of Preferred Reinsurance provide it with the opportunity to retain the underwriting profitability that was previously retained by the AIG Affiliates, while creating a relatively limited risk exposure under the reinsurance agreement.

    Preferred Reinsurance is required to provide the AIG Affiliates, as security for the payment of losses, a combination of cash, United States government securities and/or an irrevocable letter of credit in an aggregate amount equal to 51.5% of the net written premiums ceded to Preferred Reinsurance pursuant to the reinsurance agreement less the amount of losses paid. See "Risk Factors".

    INVESTMENT POLICIES. The Company's results of operations depend, in part, on the income derived from the investment of premiums by Preferred Reinsurance. The Company believes that the risks inherent in the reinsurance business should not be augmented by a speculative investment policy and therefore its investment strategy is partially defined by the need to safeguard its capital. Because of the unpredictable nature of losses that may arise under insurance policies, the liquidity needs of Preferred Reinsurance may be substantial. The Company's investment policy has been established by its Investment Committee, and is subject to, among other factors, the Company's liquidity requirements. Its investments consist primarily of cash or fixed-income securities (none of which has a rating of less than AA), the market value of which is subject to fluctuation depending on changes in prevailing interest rates. Additionally, the Company reserves the right to invest a limited percentage of its portfolio, to be determined by the Investment Committee, in common stock of companies listed on national securities exchanges. The stock of such companies may fluctuate as a result of specific events affecting such companies as well as general market conditions. Increases in interest rates or fluctuations in the market price of such companies' stocks may result in losses, both realized and unrealized, on the Company's investments.

DATA MANAGEMENT

    The Company has management information systems which consist of, among other things, a central database to keep it abreast of market trends, current premium rates, rate filings, renewal dates and information on its competition. The management information systems constitute an integral part of the Company's business operations. The Company utilizes such systems to process insurance applications, control the issuance of policies and endorsements, audit medical fees, pay broker/agent commissions, manage claims, provide reports to its clients, provide accounting statements and financial reports, and analyze claims data, all of which give the Company the ability to write more effective and competitive policies and result in a higher rate of policy renewals.

COMPETITION

    The workers' compensation insurance industry is highly competitive. The Company competes with other general agents, numerous large insurance companies, managed health care companies, state sponsored insurance pools, risk management consultants and non-Company affiliated broker/agents, many of which have significantly larger operations and greater financial, marketing, human and other resources than the Company. Such competitors may have material advantages over the Company as a result of forms of insurance and services they offer in addition to workers' compensation products and services. Competitive factors include product lines, premium rates, personalized service and effective cost containment measures.

REGULATIONS

    GENERAL. As a general agent, the Company is subject to regulation in the various states in which it sells insurance. These regulations vary from state to state, and may include such matters as licensing requirements, bonding requirements, requirements regarding the Company's agreements with the insurance carriers for which it acts as a general agent, and certain other requirements. Penalties may be imposed for violations of such regulations. Changes in such regulations, if any, may have a material adverse effect on the Company's business.

    Under the workers' compensation system, employer insurance or self-funded coverage is governed by individual laws in each of the fifty states and by certain federal laws. Changes in individual state regulation of workers' compensation or managed health care may create a greater or lesser demand for some or all of the Company's services, or require the Company to develop new or modified services in order to meet the needs of the marketplace and compete effectively in that marketplace.

    REINSURANCE BUSINESS. Preferred Reinsurance is registered as a Class 3 insurer in Bermuda and, accordingly, is subject to the provisions of the Bermuda Insurance Act 1978, as amended, and the regulations promulgated thereunder. The Bermuda Insurance Act provides that no person shall carry on insurance business in or from within Bermuda unless registered as an insurer under the Bermuda Insurance Act by the Minister of Finance. The Minister of Finance has broad discretion to act in the public's interest. The Minister of Finance is required by the Bermuda Insurance Act to ascertain whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. In connection with registration, the Minister of Finance may impose conditions relating to the writing of certain types of insurance business.

    The Bermuda Insurance Act imposes on Bermuda insurance companies such as Preferred Reinsurance solvency and liquidity standards and auditing and reporting requirements and grants to the Minister of Finance powers to supervise, investigate and intervene in the affairs of insurance companies. Significant aspects of the Bermuda insurance regulatory framework are set forth below.

    - Preferred Reinsurance is required to maintain a principal office in Bermuda and appoint and maintain a principal representative in Bermuda. The Bermuda Insurance Act places a duty on the principal representative to report to the Minister of Finance the occurrence of certain events, including, but not limited to, the failure by the insurer for which he or she acts to comply with a condition imposed by the Minister of Finance relating to a solvency margin or a liquidity or other ratio with respect to any other such condition not so relating. Without a reason acceptable to the Minister of Finance, Preferred Reinsurance may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' advance notice in writing to the Minister of Finance is given of the intention to do so.

    - Preferred Reinsurance is required to appoint an independent auditor to conduct an annual audit of the statutory-basis financial statements.

    - Preferred Reinsurance is required to maintain share capital (the aggregate par value of issued shares) of at least $120,000.

    - Preferred Reinsurance must maintain statutory capital and surplus exceeding the greater of the following three criteria: (a) $1,000,000; (b) 20% of the net premiums where the net premiums in the current financial year do not exceed $6,000,000, or, where the net premiums exceed $6,000,000, $1,200,000 plus 15% of the net premiums which exceed $6,000,000 (The net premium is the gross premium after deduction for any premium ceded for reinsurance.); and (c) 15% of reserves for losses and loss expenses.

    - Preferred Reinsurance is required to maintain liquid assets at a level equal to or greater than 75% of its net relevant (insurance) liabilities. For this purpose, liquid assets include cash and time deposits, quoted (publicly traded) investments, unquoted bonds and debentures, mortgage loans backed by first liens on real estate, accrued investment income, accounts and premiums receivable, reinsurance balances receivable and funds held by ceding companies.

    - Preferred Reinsurance is required to obtain the approval of the Minister of Finance before reducing by 15% or more its total statutory capital (comprised of share capital, contributed surplus and any other fixed capital) as set out in the previous years financial statements.

    - Preferred Reinsurance may declare and pay dividends or make distributions out of contributed surplus or other assets legally available for distribution provided that after the payment of any such dividend or distribution Preferred Reinsurance will continue to maintain the required statutory capital and surplus and liquid assets as summarized above.

    - Preferred Reinsurance is required to have a copy of its statutory financial statements available at its principal office for production to the Registrar of Companies and to file the statutory financial statements and a statutory financial return within four months after the end of the financial year (or such longer period, not exceeding seven months, as the Registrar of Companies, on application, may allow).

    - Preferred Reinsurance is required to include in its annual statutory financial statements the opinion of a loss reserve specialist in respect of its loss and loss adjustment expense reserves.

    - The Minister of Finance may appoint an inspector with extensive powers to investigate the affairs of an insurer or reinsurer if the Minister of Finance believes that an investigation is required in the interest of the insurer's or reinsurer's policyholders or persons who may become policyholders. To verify or supplement information otherwise provided to him, the Minister of Finance may direct an insurer or reinsurer to produce documents or information relating to matters connected with the insurer's or reinsurer's business.

    Under current Bermuda law, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by stockholders of the Company other than stockholders ordinarily resident in Bermuda for exchange purposes. Preferred Reinsurance is not subject to stamp or other similar duty on the issue, transfer or redemption of its shares of common stock.

    The Company has obtained an assurance from the Minister of Finance under the Exempted Undertakings Tax Protection Act of 1966 that if any legislation is enacted in Bermuda imposing tax on profits or income, or on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to the Company or to its operations, or to the shares, debentures or other obligations of the Company except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations of the Company or any real property or leasehold interests in Bermuda owned by the Company. As an exempted company, the Company is liable to pay a registration fee in Bermuda based upon its authorized capital and the premium on its issued shares of Common Stock at a rate not exceeding $25,000 per annum.

    PREMIUM RATE RESTRICTIONS. State regulations governing the workers' compensation system impose restrictions and limitations that effect the business operations of Preferred Reinsurance. State laws regulate what workers' compensation benefits must be paid to injured workers. Additionally, most states must approve the workers' compensation premium rates that may be charged. As a consequence, the ability of Preferred Reinsurance to pay insured workers' compensation claims out of the premium revenue generated from Preferred Reinsurance's assumption of such insurance is dependent on the level of benefits and premium rates approved by the various states. In this regard, it is significant that the state regulatory agency that regulates workers' compensation benefits is often not the same agency that regulates workers' compensation insurance premium rates.

    POSSIBLE FUTURE REGULATIONS. Several state legislatures and the federal government have considered and are considering a number of cost containment and health care reform proposals. The Company believes it may benefit from some proposals that favor the growth of managed care. However, no assurance can be given that the state or federal government will not adopt future health care reforms that could have a material adverse effect on the Company.

ACQUISITION OF TRAVEL NURSE BUSINESS

    On March 6, 1998, Preferred Healthcare Staffing, Inc., a wholly-owned subsidiary of the Company ("Preferred Staffing," formerly Preferred Employers Acquisition Corp.), purchased substantially all of the assets of HSSI Travel Nurse Operations, Inc. ("Travel Nurse") for an aggregate purchase price of $5.0 million in cash. Travel Nurse provided registered nurses and other professional medical personnel, often referred to as "Travelers," primarily to client hospitals on a contractual basis for periods generally ranging from 8 to 52 weeks, with the average being approximately 17 weeks (standard assignments are usually for durations of thirteen or twenty-six weeks). Clients utilize Travelers to provide cost effective interim staff to meet predictable fluctuations in staffing requirements. In addition, unlike daily or other very short-term supplemental staff, Travelers serve the client for a long enough period to function as permanent hospital staff. The ability of the Travelers to function as permanent staff improves the continuity and consistency of patient care and reduces the overall administration, orientation and supervisory requirements of the clients' permanent staff. Travelers are typically employed on a full-time basis for the period of each assignment. Each Traveler is generally provided with housing (or a housing subsidy) while on assignment, travel allowance, and other employee benefits, including malpractice, health and dental insurance at favorable cost to the Traveler.

    For the year ended November 30, 1997, Travel Nurse placed in excess of 700 nurses. As of June 30, 1998, Preferred Staffing had orders for approximately 1,800 nurses.

    CUSTOMERS. As of June 30, 1998, active clients of Preferred Staffing consisted of approximately 151 hospitals and other clients located in approximately 34 states and the U.S. Virgin Islands. Travelers serve both for-profit and not-for-profit entities which range from small rural hospitals to major teaching and research institutions. A typical client is a hospital with approximately 250 beds which is located in or near a major metropolitan area.

    MARKETING. Preferred Staffing currently markets Travelers principally through in-house sales personnel. Historically, the marketing approach used by Travel Nurse targeted hospitals in major metropolitan areas and in other areas which were attractive from a patient census perspective and which appealed geographically to Travelers. Historically, marketing activities have been conducted primarily by telephone contact, direct mail, attendance at national and regional conventions, seminars, and direct contact with providers of healthcare services. Preferred Staffing has an extensive computer database of available, qualified personnel, which enhances its ability to match personnel with a client's specific needs.

    RECRUITMENT. Preferred Staffing currently recruits personnel through its in-house recruiting department. Recruiting methods historically have included national and local advertising, attendance at national and regional conventions, personal and professional referrals and the sponsoring of local seminars in selected cities throughout the United States and Canada.

    Preferred Staffing's current database contains information on pre-screened personnel classified by skill, experience, and choice and availability for assignments. The database is updated on a regular basis. When called upon to fill an assignment, its recruiters can access this database to match a client's staffing needs with available personnel. Nurses and other medical personnel listed in the database generally do not work exclusively for any one employer.

    SEASONALITY. Historically, Travel Nurse's business has been seasonal, with the demand for Travelers being the highest in the first and fourth quarters of the fiscal year (September through March), due largely to increased demand particularly during the peak tourist and winter home period in Florida.

    BACKLOG OF ORDERS. As of June 30, 1998, Preferred Staffing had approximately 1,800 unfilled requests for travel nurses.

YEAR 2000

    Year 2000 issues arise because most computer systems and programs were designed to handle only a two-digit year, not a four-digit year. Thus, the Year 2000 could be interpreted as the year 1900 by such computer systems and programs, resulting in the incorrect processing of data. The Company has developed a plan to address Year 2000 issues and recently completed the conversion of its computer systems to be Year 2000 compliant. The Company believes that any issues which may arise with respect to Year 2000 issues will not have a material adverse effect on the Company's operations. However, there can be no assurance that the Company will not be adversely affected by Year 2000 issues.

EMPLOYEES

    As of June 30, 1998, excluding Preferred Staffing, the Company had approximately 50 full-time employees, of whom 4 were executive officers, 5 were managers, 8 were sales personnel and 33 were accounting, clerical, loss control or underwriting staff. As of June 30, 1998, Preferred Staffing employed approximately 309 Travelers and 44 administrative personnel. These Travelers do not necessarily work full-time shifts. None of the Company's employees are subject to a collective bargaining agreement. The Company believes that its relationships with its employees are good.

DESCRIPTION OF PROPERTY

    The Company leases approximately 12,600 square feet of office space in Miami, Florida for use as its corporate headquarters. The Company's initial lease term expires in 2002, but the Company has two five-year renewal options. Pursuant to the Travel Nurse acquisition, Preferred Staffing assumed a six-month lease for a portion of Travel Nurse's premises located in Fort Lauderdale, Florida consisting of approximately 6,000 square feet. The Company anticipates that its existing leases will be renegotiated as they expire or that alternative properties can be leased on acceptable terms. The Company believes that its present facilities are in good condition and are suitable for its needs for the foreseeable future.

LEGAL PROCEEDINGS

    The Company is a party to various legal proceedings arising in the ordinary course of business. As of July 27, 1998, the Company was not a party to any legal proceeding, which if adversely determined, would have a material adverse effect on the financial condition or operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information, as of July 27, 1998, concerning the Company's directors, executive officers and key employees:

NAME                                    AGE                           POSITIONS WITH THE COMPANY
-----------------------------------     ---     ----------------------------------------------------------------------
Mel Harris.........................         58  Chief Executive Officer, President and Chairman of the Board of
                                                  Directors
William R. Dresback................         50  Senior Vice President, Chief Financial Officer and Secretary
Jack Coppersmith...................         69  Senior Vice President of Mergers and Acquisitions
Nancy Ryan.........................         41  Vice President and Assistant Secretary
Stuart J. Gordon...................         67  Director
Jack D. Burstein...................         52  Director
Maxwell M. Rabb....................         87  Director
D. Mark Olson......................         49  President and Chief Executive Officer of PEGI
Peter E. Kilissanly................         51  President and Chief Executive Officer of Preferred Staffing

    The business experience of each of the persons listed above for at least the last five years is as follows:

    MEL HARRIS has been a director of the Company since its inception in 1988 and has been Chairman of the Board of Directors and Chief Executive Officer of the Company since April 1993. In May 1998, Mr. Harris was appointed as President of the Company. Mr. Harris served as Vice Chairman of Jardine Insurance Brokers New York, Inc. from February 1992 until January 1994. From 1988 until February 1992, Mr. Harris served as Vice Chairman of Alexander & Alexander of New York, Inc. (a wholly-owned subsidiary of A&A Services, Inc.), a global insurance brokerage organization. Mr. Harris currently serves as President of International Insurance Group, Inc., an insurance brokerage company located in Miami, Florida and New York, New York and, since September 1996, has been a director of Koo Koo Roo, Inc., a casual dining chain. Mr. Harris is also a director and shareholder of Strategica Capital Corp., a merchant banking firm ("Strategica Capital"). Mr. Jack D. Burstein, a director of the Company, is the President of Strategica Capital. Mr. Harris has agreed to devote such time as is necessary, and in any event no less than 80% of his business time, to the affairs of the Company.

    WILLIAM R. DRESBACK has been Chief Financial Officer and Secretary of the Company since May 1993 and Senior Vice President of the Company since February 1997. From 1986 to 1992, Mr. Dresback served as Chief Financial Officer of Cobb Partners Financial, Inc. (previously a wholly-owned subsidiary of The Walt Disney Company), a national financial services company primarily involved in the mortgage banking, construction and real estate development businesses. From 1981 to 1986, Mr. Dresback served as Senior Vice President and Chief Financial Officer of International Financial Services, Inc. (a subsidiary of The Torchmark Corporation), an international financial services company primarily involved in the financial planning, life insurance and securities brokerage businesses. From 1969 to 1981, Mr. Dresback was employed by KPMG Peat Marwick LLP where he was responsible for managing the firm's South Florida Insurance Practice.

    NANCY RYAN has been a Vice President and the Assistant Secretary of the Company since July 1992. Ms. Ryan has over 12 years of experience in the commercial insurance industry. Ms. Ryan served as a Vice President of Jardine Insurance Brokers New York, Inc. from February 1992 until January 1994. From 1988 until February 1992, she served as a Vice President of Alexander & Alexander of New York, Inc. (a wholly-owned subsidiary of A&A Services, Inc.), a global insurance brokerage organization. Since 1984, Ms. Ryan has also served as a Vice President of International Insurance Group, Inc. Ms. Ryan devotes approximately 75% of her business time to the affairs of the Company.

    JACK COPPERSMITH has been Senior Vice President of Mergers and Acquisitions of the Company since July 1998. For in excess of five years prior to July 1998, Mr. Coppersmith has been engaged primarily as a private investor and an independent financial consultant.

    STUART J. GORDON has been a director of the Company since 1995. Mr Gordon has been of counsel to the law firm of Duane, Morris and Heckscher since March 1997. From 1989 until March 1997, Mr. Gordon was a partner at the law firm of Metzger, Hollis, Gordon & Alprin. Previously, Mr. Gordon served as the Special Assistant to the Comptroller of the Currency, Deputy Chairman and Treasurer of the United States Senate campaign of Daniel Patrick Moynihan, the first Administrative Assistant and Chief of Staff to Senator Moynihan (in Washington, D.C.) and Deputy Finance Chairman of the presidential campaign of Senator John Glenn. Mr. Gordon was appointed by the Governor of the State of Maryland to the Foster Care Review Board and served as a member of the Board of Governors of Daytop Village. Mr. Gordon serves as a member of the Board of Advisors of the Independent College Fund of New York.

    JACK D. BURSTEIN has been a director of the Company since January 1997. Mr. Burstein has been the Chairman and President of each of Strategica Group, Inc., a merchant bank ("Strategica Group") and Strategica Capital, an affiliate of Strategica Group and a merchant bank, since 1992. Mr. Harris is a director and shareholder of Strategica Capital. From 1984 to present, Mr. Burstein has served as Chief Executive Officer and President of American Capital Corp., a savings and loan holding corporation, and as Chief Executive Officer of TransCapital Financial Corporation, a savings and loan holding corporation. Prior to such time, Mr. Burstein was a senior partner and employee in the accounting firms of Schecter Beame Burstein Price & Co. and Seidman & Seidman, respectively.

    MAXWELL M. RABB has been a director of the Company since January 1997. Mr. Rabb has been of counsel to the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel since 1991 and was a partner in the law firm of Stroock, Stroock & Lavan from 1958 to 1981 and from 1989 to 1991. Mr. Rabb served as the United States Ambassador to Italy from 1981 to 1989. In addition, Mr. Rabb serves as a director of the Sterling National Bank, MIC Industries, Inc., Liberty Cable Company, Inc., Black Hole Technologies, Inc., Data Software and Systems, Inc., and CompuTower.

    D. MARK OLSON has been President and Chief Executive Officer of Preferred Employers Group, Inc., a wholly-owned subsidiary of the Company ("PEGI"), since June 1998 and Chief Operating Officer from July 1997 to June 1998. Prior to his employment with PEGI, from 1996 to 1997 Mr. Olson served as President, Chief Executive Officer and a director of PCA Solutions, Inc., a workers' compensation third party administration company. From 1987 to 1993, Mr. Olson served as Chairman, President and Chief Executive Officer of Invest Financial Corporation, a Kemper Financial Services ("KFS") subsidiary, and later as national director of sales for KFS. From 1993 to 1996, he served as a consultant to several of the nation's largest insurance and asset management companies.

    PETER E. KILISSANLY has been President and Chief Executive Officer of Preferred Staffing since March 1998. Prior to his employment with the Company, from 1987 to 1997, Mr. Kilissanly served as President and Chief Operating Officer of Physicians Corporation of America. In 1986, he served as Senior Vice President of Corporate Marketing and Communications of Equicor Health Plans. From 1984 to 1986, Mr. Kilissanly served as Senior Vice President of Corporate Marketing and Communications of HCA Health Plans.

    All directors of the Company serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. All officers of the Company serve at the discretion of the Board of Directors, subject to rights, if any, under contracts of employment with the Company. See "Management--Employment Agreement." There are no family relationships among the directors and executive officers of the Company.

EXECUTIVE COMPENSATION

    The following summary compensation table sets forth the aggregate compensation paid to, or earned by, the Company's Chief Executive Officer and each of the other most highly compensated executive officers of the Company for the three years ended December 31, 1997 whose total annual salary and bonus exceeded $100,000 (collectively the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                        LONG-TERM
                                                                                                       COMPENSATION
                                                                    ANNUAL COMPENSATION              ----------------
                                                         ------------------------------------------     SECURITIES
                                                                                     OTHER ANNUAL       UNDERLYING
        NAME AND PRINCIPAL POSITION             YEAR     SALARY ($)    BONUS ($)   COMPENSATION ($)  OPTIONS/SARS(#)
--------------------------------------------  ---------  -----------  -----------  ----------------  ----------------

Mel Harris(1)...............................       1997     116,729       --                  --(2)      275,000
  Chairman of the Board, Chief Executive           1996     250,000       --                  --            --
  Officer and President                            1995      --           --             270,000            --

William R. Dresback.........................       1997     150,000       --              --                50,000
  Senior Vice President, Chief Financial           1996     125,000       --              --                --
  Officer and Secretary                            1995     100,000       --              --                --

Howard Odzer(3).............................       1997     190,000       --                  --(2)         --
  Former President of PEGI                         1996     100,000       --                  --            --
                                                   1995     100,000       --             270,000            --

------------------------

(1) Mr. Harris serves as Chairman of the Board and Chief Executive Officer of the Company pursuant to an employment agreement. See "Management--Employment Agreement."

(2) Reflects cash dividends paid to such person pursuant to that certain Amended and Restated Shareholders Agreement dated as of May 15, 1995, by and among the Company, Mr. Harris and Mr. Odzer.

(3) Effective May 30, 1998, Mr. Odzer resigned from his positions as President of PEGI and a director of the Company.

                             OPTION GRANTS IN 1997

    The following table sets forth certain information concerning the grant of stock options in 1997 to each of the Named Executive Officers.

                                          NUMBER OF
                                         SECURITIES       PERCENTAGE TO TOTAL
                                         UNDERLYING       OPTIONS GRANTED TO    EXERCISE PRICE
NAME                                   OPTIONS GRANTED     EMPLOYEES IN 1997       ($/SHARE)        EXPIRATION DATE
-----------------------------------  -------------------  -------------------  -----------------  --------------------
Mel Harris(1)......................         275,000                 34.7%               7.75      August 20, 2004
William R. Dresback(2).............          25,000                  3.2                7.25      February 5, 2002
William R. Dresback(3).............          25,000                  3.2                7.25      February 5, 2001
Howard Odzer(4)....................          --                   --                  --                   --

------------------------

(1) No options are immediately exercisable. 275,000 options are exercisable in five equal installments of 55,000, commencing August 20, 1998, subject to the terms of the option agreement issued pursuant to the Company's 1996 Employee Stock Option Plan.

(2) Pursuant to the terms of a stock option agreement issued pursuant to the Company's 1996 Employee Stock Option Plan, 15,000 of such options are immediately exercisable, and 10,000 options are exercisable in two equal installments commencing on February 5, 1999 and on the next anniversary thereof.

(3) Pursuant to the terms of a stock option agreement issued pursuant to the Share Escrow Agreement, 18,750 of such options are immediately exercisable, and 6,250 options are exercisable on February 5, 1999.

(4) Effective May 30, 1998, Mr. Odzer resigned from his positions as President of PEGI and a director of the Company.

       AGGREGATE OPTION EXERCISES IN 1997 AND 1997 YEAR-END OPTION VALUES

    The following table sets forth certain information concerning the Named Executive Officers with respect to the number of shares covered by exercisable and unexercisable stock options at December 31, 1997 and the aggregate value of exercisable and unexercisable "in-the-money" options at December 31, 1997. No options were exercised by the Named Executive Officers in 1997.

                                                                     NUMBER OF SECURITIES
                                                                    UNDERLYING UNEXERCISED    VALUE OF UNEXERCISED
                                                                      OPTIONS AT FISCAL       IN-THE MONEY OPTIONS
NAME                                                                       YEAR-END           AT FISCAL YEAR-END(1)
-----------------------------------------------------------------  ------------------------  -----------------------
                                                                         EXERCISABLE/             EXERCISABLE/
                                                                        UNEXERCISABLE             UNEXERCISABLE
                                                                   ------------------------  -----------------------
Mel Harris.......................................................         --/275,000                  --/--
William R. Dresback..............................................       33,750/16,250                 --/--
Howard Odzer(2)..................................................             --                       --

------------------------

(1) The value of unexercised "in-the-money" options is equal to the difference between the closing bid price of the Common Stock on the Nasdaq SmallCap Market as of December 31, 1997 ($7.00) and the option exercise price per share, multiplied by the number of shares subject to options.

(2) Effective May 30, 1998, Mr. Odzer resigned from his positions as President of PEGI and a director of the Company.

DIRECTOR COMPENSATION

    Directors do not receive compensation for their services as directors of the Company, but are reimbursed for all reasonable out-of-pocket expenses incurred in connection with each Board of Directors meeting attended. In addition, all directors are eligible for grants of stock options pursuant to the Company's 1996 Employee Stock Option Plan and the Share Escrow Agreement dated February 5, 1997 by and among the Company, Mr. Odzer and the escrow agent named therein (the "Share Escrow Agreement"). During 1997, the Company granted options to three of its outside directors under the 1996 Employee Stock Option Plan and the Share Escrow Agreement, representing options to purchase an aggregate of 75,000 shares of Common Stock. In February 1997, pursuant to the 1996 Employee Stock Option Plan, each of Messrs. Gordon, Burstein and Rabb received options to purchase 12,500 shares of Common Stock at an exercise price of $7.25 per share, exercisable until February 7, 2002. All of the stock options granted to the outside directors in 1997 pursuant to the 1996 Employee Stock Option Plan vest at a rate of 20% per year, over a period of five years commencing in February 1998. In February 1997, pursuant to the Share Escrow Agreement, each of Messrs. Gordon, Burstein and Rabb received options to purchase 12,500 shares of Common Stock at an exercise price of $7.25 per share, exercisable until February 7, 2001. All of the stock options granted to directors in 1997 pursuant to the Share Escrow Agreement vest at a rate of 25% per year, over a period of four years commencing in February 1998.

EMPLOYMENT AGREEMENT

    In January 1997, the Company entered into a one-year employment agreement with Mr. Harris pursuant to which he serves as Chairman of the Board of Directors and Chief Executive Officer of the Company. The agreement is subject to automatic one-year extensions absent notice of non-renewal from either party. In January 1998, the agreement was automatically renewed for an additional one-year period. Pursuant to the agreement, Mr. Harris is entitled to receive an annual salary of $150,000 and is also entitled to receive perquisites similar to perquisites made available to other senior executives of the Company and reimbursement for all business expenses related to the Company. In July 1997, Mr. Harris voluntarily reduced the annual salary payable to him during the term pursuant to his employment agreement, until further notice, in order to lower the Company's increased operating expenses arising from hiring additional management personnel. Mr. Harris has agreed to devote such time as is necessary, and in any event no less than 80% of his business time, to the affairs of the Company. The agreement contains, among other things, customary non-compete and non-solicitation provisions.

1996 EMPLOYEE STOCK OPTION PLAN

    In September 1996, the Board of Directors adopted and the stockholders of the Company approved the 1996 Employee Option Plan (the "Plan"). The Plan provides for the grant to qualified employees (including officers and directors of the Company) of options to purchase shares of Common Stock. In 1998, the Board of Directors adopted, subject to the approval of the stockholders of the Company at its next annual meeting, an increase in the total number of shares of Common Stock reserved by the Company for issuance upon the exercise of stock options granted or which may be granted under the Plan, from 300,000 to 1,000,000 shares of Common Stock.

    The Plan may be administered by the Board of Directors or the Compensation Committee (the "Committee"). The Committee has complete discretion to select the optionee and to establish the terms and conditions of each option, subject to the provisions of the Plan. Options granted under the Plan may or may not be "incentive stock options" as defined in Section 422 of the Code ("Incentive Options") depending upon the terms established by the Committee at the time of grant, but the exercise price of options granted may not be less than 100% of the fair market value of the Common Stock as of the date of grant (110% of the fair market value if the grant is an Incentive Option to an employee who owns more than 10% of the outstanding voting power of the Company). Options may not be exercised more than 10 years after the grant (five years if the grant is an Incentive Option to any employee who owns more than 10% of the outstanding voting power of the Company). Options granted under the Plan are not transferable and may be exercised only by the respective grantees during their lifetimes or by their heirs, executors, or administrators in the event of death. Under the Plan, shares subject to cancelled or terminated options may be available for subsequently granted options. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends. As of July 22, 1998, options to purchase an aggregate of 891,500 shares of Common Stock were outstanding under the Plan.

SHARE ESCROW AGREEMENT

    Pursuant to a Share Escrow Agreement by and among Howard Odzer, the escrow agent, and the Company (the "Share Escrow Agreement"), Mr. Howard Odzer placed 300,000 shares of Common Stock beneficially owned by him in escrow for issuance upon the exercise of stock options granted to certain executives, officers and directors designated by the Committee, in its sole discretion (the "Escrow Options"). Mr. Odzer will receive all proceeds from any exercise of the Escrow Options. In addition, any exercise of Escrow Options must occur, if at all, within five years from February 1997. After such date the balance of the shares of Common stock held in escrow pursuant to the Share Escrow Agreement, if any, shall revert to Mr. Odzer. See "Certain Transactions."

    As of July 22, 1998, options to purchase an aggregate of 251,500 shares of Common Stock were outstanding under the Share Escrow Agreement.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information as of July 29, 1998 with respect to the beneficial ownership of (i) any person known to the Company to be the beneficial owner of more than 5% of any class of voting securities of the Company, (ii) each director of the Company, (iii) each of the Named Executive Officers of the Company (named in the Summary Compensation Table of this Prospectus under the heading "Management--Executive Compensation") and (iv) all directors and executive officers of the Company as a group (7 persons). (The table and the information contained therein does not give effect to the issuance by the Company on August 10, 1998 of an aggregate of 517,085 shares of Common Stock in connection with the Company's acquisition of NET. See "Business Introduction.")

                                                                                  NUMBER OF    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                              SHARES(2)     CLASS(2)
--------------------------------------------------------------------------------  ----------  -------------
Mel Harris(1)(3)................................................................   2,806,764         58.7%
Howard Odzer(4).................................................................   1,111,765         23.5
William R. Dresback(1)(5).......................................................      33,750            *
Stuart J. Gordon(6).............................................................       5,625            *
Jack D. Burstein(7).............................................................      30,625            *
Maxwell M. Rabb(8)..............................................................       5,625            *
All directors and executive officers as a group (7 persons).....................   3,020,889         60.8

------------------------

*   Less than 1%.

(1) The business address of each such person is Preferred Employers Holdings, Inc., 10800 Biscayne Boulevard, Miami, Florida 33161.

(2) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner of securities that can be acquired by such person within sixty days from the date of determination upon the exercise of warrants or options. Each beneficial owner's number of shares and percentage ownership as set forth above is determined by assuming that options or warrants that are held by such person (but not those held by any other person) which are exercisable within sixty days from the date listed above have been exercised. See "Certain Relationships and Related Transactions."

(3) Includes (i) 88,235 shares held of record by Ms. Francine Harris, the wife of Mr. Harris, (ii) 88,235 shares held of record by Ms. Harris, as custodian for Jamie Jo Harris, the daughter of Mr. and Ms. Harris, (iii) 1,111,765 shares held of record by Mr. Howard Odzer pursuant to which Mr. Harris has an irrevocable proxy to vote such shares, subject to the terms thereof, (iv) 123,529 shares held of record by Mr. Ronald Rothstein, the step-brother of Mr. Odzer, pursuant to which Mr. Harris has an irrevocable proxy to vote such shares, subject to the terms thereof and (v) options to purchase 55,000 shares of Common Stock issued pursuant to the Company's 1996 Employee Stock Option Plan which are exercisable within 60 days from July 29, 1998. Mr. Harris may be deemed to have voting control over such shares and may be deemed to be the beneficial owner thereof. Mr. Harris disclaims beneficial ownership of (a) 88,235 shares held of record by Ms. Harris, and (b) 88,235 shares held of record by Ms. Harris, as custodian for Jamie Jo Harris. The shares of Common Stock owned by each of Mr. Harris and Mr. Odzer are subject to the terms and provisions of a stockholders' agreement among the parties which includes, among other things, a right of first refusal to purchase the other's shares subject to certain exceptions contained therein. See "Certain Relationships and Related

    Transactions." Does not include options to purchase 220,000 shares of Common Stock which vest over a four year period ending August 2002.

(4) Mr. Harris has voting control over the 1,111,765 shares held of record by Mr. Odzer, of which 300,000 shares have been placed in escrow pursuant to the terms of the Share Escrow Agreement. As a result, such shares have been included in the 2,806,764 shares which may be deemed to be beneficially owned by Mr. Harris. The Compensation Committee of the Board of Directors of the Company has investment power over the 300,000 shares placed in escrow under the Share Escrow Agreement. See "Certain Relationships and Related Transactions." Effective May 30, 1998, Mr. Odzer resigned from his positions as President of PEGI and a director of the Company. Mr. Odzer's address is 1399 N.E. 103rd Street, Miami Shores, Florida 33138.

(5) Represents (a) options to purchase 15,000 shares of Common Stock issued pursuant to the Company's 1996 Employee Stock Option Plan and (b) options to purchase 18,750 shares of Common Stock issued pursuant to the Share Escrow Agreement, all exercisable within 60 days from July 29, 1998.

(6) Represents (a) options to purchase 2,500 shares of Common Stock issued pursuant to the Company's 1996 Employee Stock Option Plan and (b) options to purchase 3,125 shares of Common Stock issued pursuant to the Share Escrow Agreement, all exercisable within 60 days from July 29, 1998. Mr. Gordon's business address is Duane Morris and Heckscher, 1667 K Street, Suite 700, Washington D.C. 20006.

(7) Represents (a) options to purchase 2,500 shares of Common Stock issued pursuant to the Company's 1996 Employee Stock Option Plan, (b) options to purchase 3,125 shares of Common Stock issued pursuant to the Share Escrow Agreement and (c) warrants to purchase an aggregate of 25,000 shares of Common Stock issued to Strategica Group, all exercisable within 60 days from July 29, 1998. Mr. Burstein's business address is Strategica Capital Corp., 1221 Bickell Avenue, Suite 2600, Miami, Florida 33131. See "Certain Relationships and Related Transactions."

(8) Represents (a) options to purchase 2,500 shares of Common Stock issued pursuant to the Company's 1996 Employee Stock Option Plan and (b) options to purchase 3,125 shares of Common Stock issued pursuant to the Share Escrow Agreement, all exercisable within 60 days from July 29, 1998. Mr. Rabb's business address is Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, 919 3rd Avenue, 40th Floor, New York, New York 10022.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Mr. Burstein, a director of the Company, is the Chairman and President of Strategica Group and Strategica Capital. Mr. Harris, Chairman of the Board, Chief Executive Officer and President of the Company, is a director and shareholder of Strategica Capital, an affiliate of Strategica Group. In March 1997, the Company paid to Strategica Group a fee of $50,000 as compensation for its financial advisory and planning services provided in connection with the Company's initial public offering of 1,725,000 shares of Common Stock (which was consummated in February 1997). In April 1998, the Company paid to Strategica Group a fee of $150,000 as compensation for its financial advisory and planning services provided in connection with the acquisition of substantially all of the assets used or pertaining to the business of HSSI Travel Nurse Operations, Inc. In July 1998, the Company issued to Strategica Group a warrant to purchase an aggregate of 25,000 shares of Common Stock at an exercise price of $7.88 per share for consulting services. See "Business."

    In February 1997, the then existing stockholders (the "Exchanging Stockholders") of PEGI, a corporation which conducted certain of the Company's operations, effected a recapitalization whereby the Company exchanged 17,647.06 shares of Common Stock for each share of common stock of PEGI held by the Exchanging Stockholders (the "Exchange"). As a result of the Exchange, PEGI became a wholly-owned subsidiary of the Company. Pursuant to the Exchange, Mr. Harris, Mr. Odzer (the former President of PEGI) and Ms. Ryan, a Vice President and the Assistant Secretary of the Company, received 1,450,000, 1,111,765 and 25,000 shares of Common Stock, respectively.

    In February 1997, the Company, Mr. Harris and Mr. Odzer entered into a Shareholders Agreement which provides for certain arrangements regarding restrictions on the transferability of shares owned by them or by members of their respective families and other matters (the "1997 Shareholders Agreement"). Under the 1997 Shareholders Agreement, the parties have agreed to reciprocal rights of first refusal under certain circumstances with respect to the disposition of shares of Common Stock held by Messrs. Harris and Odzer, and certain registration and indemnification rights. The 1997 Shareholders Agreement also reaffirms the irrevocable proxy granted to Mr. Harris to vote all of the shares held of record by Mr. Odzer, which was granted by Mr. Odzer to Mr. Harris in May 1995. The proxy expires upon the earlier of (a) the termination of the 1997 Shareholders Agreement or (b) at such time as Mr. Odzer owns less than fifteen percent of the outstanding Common Stock of the Company.

    Pursuant to a Share Escrow Agreement dated February 5, 1997, Mr. Odzer placed 300,000 shares of the Company's Common Stock beneficially owned by him in escrow for issuance upon the exercise of stock options granted to certain directors, executives and other officers of the Company, as designated by the Compensation Committee. See "Management."

    In January 1996, the Company entered into a Cost Sharing Agreement with International Insurance Group, Inc. ("IIG"), pursuant to which the Company provides office space, equipment and other administrative services to IIG. IIG is an insurance brokerage company which is wholly-owned by Mr. Harris, the Chairman of the Board, Chief Executive Officer and President of the Company. Under the Cost Sharing Agreement, the Company is entitled to receive from IIG approximately $2,400 per month for rendering such services. Prior to January 1996, the Company provided these services without reimbursement. For the year ended December 31, 1997, the Company billed an aggregate of approximately $40,737 and received an aggregate of $26,889 from IIG pursuant to the Cost Sharing Agreement.

    In 1995, PEGI entered into a Stock Repurchase Agreement, dated as of May 15, 1995 (the "Repurchase Agreement"), with Mr. Odzer and Mr. Rothstein, a step-brother of Mr. Odzer, pursuant to which PEGI agreed to repurchase from them an aggregate of 30 shares of common stock of PEGI (529,412 shares of Common Stock, as adjusted for the Exchange). The aggregate purchase price for such shares was $600,000 (including interest) to be paid in 24 installments of $25,000. In July 1995, pursuant to a subsequent letter agreement by and between PEGI and Mr. Odzer, it was agreed that PEGI would not pay monthly installments for the months of August 1995 through January 1996 and that payment of monthly installments of $25,000 (including interest) would resume in February 1996. As of December 31, 1997, PEGI paid the total amount of the balance of the purchase price outstanding to Mr. Odzer which was $300,000.

    The Company is also a party to certain employment, stock option and other arrangements with its directors and executive officers. See "Management."

                            SELLING SECURITYHOLDERS

    The following Selling Securityholders beneficially own as of July 24, 1998 and may offer hereby the number of shares of Common Stock set forth opposite their respective names (assuming as of July 24, 1998 (i) the conversion of all of the outstanding principal amount of the Notes ($10,580,000 as of July 24, 1998) held by such holders into shares of Common Stock based on the conversion price of $9.00 per share and (ii) the exercise of warrants (collectively, the "Warrants") to purchase an aggregate of 348,800 shares of Common Stock for cash). The Shares offered pursuant to this Prospectus may be offered from time to time by the Selling Securityholders named below or their nominees. The Selling Securityholders are under no obligation to sell all or any portion of the Shares pursuant to this Prospectus. In addition, because the Selling Securityholders are not obligated to sell all or a portion of their Shares pursuant to this Prospectus, the Company is unable to ascertain the number of shares of Common Stock that will be beneficially owned by each Selling Securityholder following the termination of the Offering.

    The Company will incur expenses in respect of this Offering in an amount estimated to be $125,000 in the aggregate. Except as otherwise provided in this Prospectus, no Selling Securityholder has held any position or office or had any other material relationship with the Company within the past three years. The Selling Securityholders will receive all of the proceeds from the sale of the Shares offered hereby. The Company will not receive any proceeds from the sale of such Shares. However, 348,800 shares of the Shares offered hereby are issuable upon the exercise of the Warrants (subject to adjustments). If all of the Warrants were exercised, the Company estimates that it would receive gross cash proceeds of approximately $2.9 million (assuming none of the Warrants were exercised pursuant to any applicable cashless exercise provisions contained therein). See "Use of Proceeds" and "Plan of Distribution."

    The information in the table below concerning the Selling Securityholders is based on the records of the Company as of July 24, 1998. Information concerning the Selling Securityholders may change from time to time after the date of this Prospectus. See "Risk Factors," "Plan of Distribution" and "Description of Securities."

                                                                         SHARES OF               SHARES OF
                                                                     COMMON STOCK OWNED     COMMON STOCK OFFERED
                                                                          PRIOR TO              PURSUANT TO
NAME OF SELLING SECURITYHOLDER                                         OFFERING(1)(2)          OFFERING(1)(2)
-----------------------------------------------------------------  ----------------------  ----------------------
I. Thomson.......................................................             1,666                   1,666
Anker Bank.......................................................            33,333                  33,333
Ashford Capital Partners, L.P....................................           111,111                 111,111
The Bald Eagle Fund Ltd..........................................             4,638                   4,638
Clariden Bank....................................................           111,110                 111,110
Jay John Beyrouti................................................            11,111                  11,111
Harvey Bibicoff..................................................             5,555                   5,555
Christopher Binyon Sarofim 1976 Trust............................            16,666                  16,666
Burr Family Trust, Robert Z. Burr and Catherine W. Burr,
  Trustees.......................................................             5,555                   5,555
Alex T. Chalmers.................................................             1,666                   1,666
Dr. David Cohen..................................................            11,111                  11,111
Harriet H. Cohen.................................................             2,777                   2,777
Julia Cole.......................................................            11,111                  11,111

                                                                         SHARES OF               SHARES OF
                                                                     COMMON STOCK OWNED     COMMON STOCK OFFERED
                                                                          PRIOR TO              PURSUANT TO
NAME OF SELLING SECURITYHOLDER                                         OFFERING(1)(2)          OFFERING(1)(2)
-----------------------------------------------------------------  ----------------------  ----------------------
Chris Conway.....................................................             5,555                   5,555
Gerald B. Cramer 1997 Charitable Remainder Trust.................            55,555                  55,555
DW Trustees (B.V.I.) Limited as Trustee of the Rectory Farm
  Settlement Main Fund...........................................             5,555                   5,555
DW Trustees (B.V.I.) Limited as Trustee of the Rectory Farm
  Settlement Children's Fund.....................................             2,777                   2,777
Joseph Esformes..................................................            38,888                  38,888
Falk Family Foundation...........................................            11,111                  11,111
Austin Gleason Pension Fund......................................            11,111                  11,111
Paul Goldenheim..................................................             2,777                   2,777
William O.E. Henry...............................................             5,555                   5,555
Jeffries Switzerland.............................................            55,555                  55,555
JJM Investments, Inc.............................................             2,777                   2,777
Peggy S. Jordan..................................................            11,111                  11,111
E. Stanley Kardatzke Revocable Trust.............................            22,222                  22,222
Fred Kassner.....................................................            27,777                  27,777
Kensington Partners L.P..........................................            48,111                  48,111
Kensington Partners II L.P.......................................             2,805                   2,805
Peter E. Kilissanly(3)...........................................            77,777                  77,777
Lynka Adams Kroll................................................            11,111                  11,111
Douglas Levine...................................................             5,555                   5,555
Charles Loegering................................................            11,111                  11,111
Lloyd A. Moriber M.D.............................................            11,111                  11,111
Larry Palini.....................................................             5,555                   5,555
Banque Piguet & Cie SA...........................................            11,111                  11,111
Putnam Capital Appreciation Fund.................................           222,222                 222,222
Lawrence J. Rodler...............................................             2,777                   2,777
Christopher Rolin................................................             2,777                   2,777
Richard Rosenblatt...............................................             5,555                   5,555
Ben Rosenbloom...................................................             5,555                   5,555
Hare & Co........................................................            55,555                  55,555
J.F. Shea Co., Inc. as nominee 1998-34...........................           111,111                 111,111
Commonwealth Associates(4).......................................           113,136                 113,136
Mark Danieli(5)..................................................               733                     733
Richard Campanella(5)............................................               662                     662
Anthony Giardina(5)..............................................             1,537                   1,537
Craig Leppla(5)..................................................               830                     830
James Walker(5)..................................................               500                     500
Mario Marsillo(5)................................................               600                     600
Ronald Moschetta(5)..............................................             1,632                   1,632
Christopher Krecke(5)............................................             1,000                   1,000
Brad Van Siclen(5)...............................................             3,500                   3,500
Inder Tallur(5)..................................................             1,270                   1,270
Laurant Ashenden(5)..............................................             1,920                   1,920
Cornelia Eldridge(5).............................................             4,988                   4,988
Joseph P. Wynne(5)...............................................             4,905                   4,905
Basil Asciutto(5)................................................             8,308                   8,308
Seth Elliott(5)..................................................             2,500                   2,500

                                                                         SHARES OF               SHARES OF
                                                                     COMMON STOCK OWNED     COMMON STOCK OFFERED
                                                                          PRIOR TO              PURSUANT TO
NAME OF SELLING SECURITYHOLDER                                         OFFERING(1)(2)          OFFERING(1)(2)
-----------------------------------------------------------------  ----------------------  ----------------------
Eric Handler(5)..................................................             3,500                   3,500
Eric Rubenstein(5)...............................................             7,467                   7,467
Robert O'Sullivan(5).............................................             8,075                   8,075
Keith Rosenbloom(5)..............................................            25,985                  25,985
Michael S. Falk(5)...............................................            99,428                  99,428
The MiKaela Falk Trust, Annie Falk, as trustee(5)................            10,000                  10,000
The Gianna Falk Trust, Annie Falk, as trustee(5).................            10,000                  10,000
Annie Sutton Falk................................................             5,000                   5,000
Edmund Shea(5)...................................................             6,897                   6,897
Robert Priddy(5).................................................             5,558                   5,558
Robert Beuret(5).................................................             4,166                   4,166
Michael Lyall(5).................................................             2,917                   2,917
Vincent Labarbara(5).............................................             2,724                   2,724
Alvin Mirman(5)..................................................             2,334                   2,334
Eric Rand(5).....................................................             1,151                   1,151
Murray Segal(5)..................................................               963                     963
Andres Bello(5)..................................................               915                     915
Estate of Daniel Parker(5).......................................               770                     770
Robert Tucker(5).................................................               770                     770
Cathy Ross(5)....................................................               750                     750
Scott Rickman(5).................................................               500                     500
Michael Volpe(5).................................................               419                     419
Lisa Letteri(5)..................................................               250                     250
Richard Galterio(5)..............................................                86                      86
Al Legere(5).....................................................                86                      86
Marco Guidice(5).................................................                68                      68

------------------------

(1) The beneficial ownership and shares offered data included in this table assumes conversion of all of the principal amount of the Notes outstanding as of July 24, 1998 ($10,580,000) into shares of Common Stock at the conversion price of $9.00 per share.

(2) The beneficial ownership and shares offered data included in this table assumes that (a) 150,000 shares of Common Stock (subject to adjustments) are issuable upon the exercise of warrants to purchase such shares, and (b) 198,800 shares of Common Stock (subject to adjustments) are issuable upon the exercise of warrants to purchase such shares of Common Stock.

(3) Mr. Peter E. Kilissanly is the President and Chief Executive Officer of Preferred Staffing. See "Management."

(4) In February 1997, the Company consummated an initial public offering of 1,725,000 shares of Common Stock at a price to the public of $7.25 per share. Commonwealth Associates ("Commonwealth") acted as the managing underwriter of the offering and received commissions of approximately $875,000 and a non-accountable expense allowance of $236,000, as well as warrants to purchase an aggregate of 150,000 shares of Common Stock, which includes the shares offered hereby (the "IPO Warrants"). In May 1998, the Company consummated a private placement of the Notes and Commonwealth acted as the Company's placement agent. In connection therewith, the Company paid Commonwealth approximately $900,000 in commissions and fees and issued to Commonwealth a warrant to purchase 198,800 shares of Common Stock with an exercise price of $9.00 per share (the "PPM Warrants"). In July 1998, Commonwealth transferred a portion of the IPO Warrants and PPM Warrants to certain persons.

(5) In July 1998, Commonwealth transferred warrants to purchase such shares of Common Stock issuable for the exercise thereof to such Selling Securityholder.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

    The Company is authorized to issue 10,000,000 shares of Common Stock, par value $.01 per share, of which, as of July 24, 1998, 4,725,000 shares were outstanding, without giving effect to the issuance of an aggregate of 517,085 shares by the Company in August 1998. See "Business--Introduction." Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There are no preemptive, subscription, conversion or redemption rights pertaining to the shares of Common Stock. Holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors from funds legally available therefor and to share ratably in the assets of the Company available upon liquidation, dissolution or winding up. The Company has never declared or paid any dividends on its Common Stock and does not anticipate that any cash or other dividends will be paid in the foreseeable future, as it intends to follow a policy of retaining earnings, if any, to finance future growth. See "Risk Factors--Dividends." The holders of shares of Common Stock do not have cumulative voting rights for the election of directors and, accordingly, the holders of more than 50% of the shares of Common Stock are able to elect all directors. See "Risk Factors--Control by Principal Stockholders." All of the outstanding shares of Common Stock are, and the Common Stock offered hereby, upon issuance and when paid for, will be, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

    The Company is currently authorized to issue up to 1,000,000 shares of Preferred Stock, however, the Company plans to seek stockholder approval to increase its authorized Preferred Stock to 2,000,000 shares. The Preferred Stock may be issued in one or more series, the terms of which may be determined by the Board of Directors at the time of issuance without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. The issuance of any such Preferred Stock could materially adversely affect the rights of holders of Common Stock and, therefore, could reduce the value of the Common Stock. The ability of the Board of Directors to issue Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. See "Risk Factors--Possible Issuances of Preferred Stock; Anti-Takeover Provisions."

                              PLAN OF DISTRIBUTION

    The sale of the Shares may be effected directly to purchasers by the Selling Securityholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve block transactions). Any sales of the Shares may be effected through the Nasdaq SmallCap Market, in private transactions or otherwise, and the Shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If the Selling Securityholders effect sales through underwriters, brokers, dealers or agents, such firms may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Shares for whom they may act as agent, principal or both. Those persons who act as broker-dealers or underwriters in connection with the sale of the Shares may be selected by the Selling Securityholders and may have other business relationships with, and perform services for, the Company. Any Selling Securityholder, underwriter or broker-dealer who participates in the sale of the Shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Any commissions received by any underwriter or broker-dealer and any profit on any sale of the Shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

    The anti-manipulation provisions of Rules 101 through 104 under the Exchange Act may apply to purchases and sales of shares of Common Stock by the Selling Securityholders. In addition, there are restrictions on market-making activities by persons engaged in the distribution of the Common Stock.

    Under the securities laws of certain states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be able to be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

    The Company is required to pay expenses incident to the registration, offering and sale of the Shares pursuant to this Offering. The Company estimates that its expenses in connection with the Offering will be approximately $125,000 in the aggregate. The Company and each Selling Securityholder have agreed to indemnify each other and certain other persons against certain liabilities, including liabilities under the Securities Act.

    The Company has advised the Selling Securityholders that if a particular offer of Shares is to be made on terms constituting a material change from the information set forth above, then to the extent required, a Prospectus Supplement should be distributed setting forth such terms and related information and should be used.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1997 and for each of the years in the two year period then ended have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission under the Securities Act a Registration Statement on Form SB-2 (the "Registration Statement"), of which this Prospectus is a part, with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the Registration Statement or in a filing incorporated by reference herein, reference is made to the exhibit for a more complete description of the matters involved, and each statement shall be deemed qualified in its entirety by this reference.

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files certain periodic reports, proxy statements and other information with the Securities and Exchange Commission. Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices located at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Securities and Exchange Commission: Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60601. Copies of such material may be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Securities and Exchange Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including the Company. Material filed by the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                           PAGE NO.
                                                                                                          -----------

Audited Financial Statements for the year ended December 31, 1997

  Independent Auditors' Report..........................................................................         F-2

  Consolidated Balance Sheet as of December 31, 1997....................................................         F-3

  Consolidated Statements of Operations for the years ended December 31, 1997 and 1996..................         F-4

  Consolidated Statements of Shareholders' Equity for the years ended December 31, 1997 and 1996........         F-5

  Consolidated Statements of Cash Flows for the years ended December 31, 1997 and 1996..................         F-6

  Notes to Consolidated Financial Statements............................................................         F-7

Unaudited Financial Statements for the three months ended March 31, 1998

  Consolidated Balance Sheets as of March 31, 1998 and December 31, 1997................................        F-18

  Consolidated Statements of Operations for the three months ended March 31, 1998 and 1997..............        F-19

  Consolidated Statements of Cash Flows for the three months ended March 31, 1998 and 1997..............        F-20

  Notes to Consolidated Financial Statements............................................................        F-21

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors

Preferred Employers Holdings, Inc.:

    We have audited the accompanying consolidated balance sheet of Preferred Employers Holdings, Inc. and subsidiaries as of December 31, 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1997 and 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Preferred Employers Holdings, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Miami, Florida

March 27, 1998

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1997

                                          ASSETS
Investments:
  Held-to-maturity securities, at amortized cost (fair value of $8,237,669)....  $8,015,105
  Held-to-maturity securities, at amortized cost--restricted (fair value of
    $7,947,981)................................................................   7,877,444
  Short-term investments.......................................................   7,090,550
                                                                                 ----------
    Total investments..........................................................  22,983,099

Cash...........................................................................   4,125,147
Accrued investment and interest income.........................................     311,934
Commissions and premiums receivable, net.......................................     585,072
Deferred acquisition costs.....................................................     903,880
Property and equipment, net....................................................     478,826
Deferred tax assets............................................................     252,837
Deposits.......................................................................      24,921
Other assets...................................................................      34,487
                                                                                 ----------
  Total assets.................................................................  $29,700,203
                                                                                 ----------
                                                                                 ----------

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Unpaid losses and loss adjustment expenses.....................................  $6,107,613
Unearned premiums..............................................................   2,671,831
Premiums payable...............................................................   3,064,103
Commissions payable............................................................     330,055
Other liabilities..............................................................   4,750,082
Accounts payable and accrued expenses..........................................     508,127
Deferred reinsurance income....................................................     279,980
                                                                                 ----------
Total liabilities..............................................................  17,711,791
                                                                                 ----------
Shareholders' equity:
  Common stock, $0.01 par value; authorized 10,000,000 shares; issued 5,254,412
    shares.....................................................................      52,544
  Additional paid-in capital...................................................  10,367,074
  Retained earnings............................................................   2,074,351
                                                                                 ----------
    Total shareholders' equity.................................................  12,493,969
  Treasury stock, at cost, 529,412 shares......................................    (505,557)
                                                                                 ----------
    Net shareholders' equity...................................................  11,988,412
                                                                                 ----------
    Total liabilities and shareholders' equity.................................  $29,700,203
                                                                                 ----------
                                                                                 ----------

          See accompanying notes to consolidated financial statements.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                            1997          1996
                                                                                        -------------  ----------
Revenues:
  Premiums earned.....................................................................  $  11,674,659     524,760
  Net investment income...............................................................      1,394,544     217,314
  Net commission income...............................................................      2,359,445   2,462,625
  Other income........................................................................        570,464     136,431
                                                                                        -------------  ----------
    Total revenues....................................................................     15,999,112   3,341,130
                                                                                        -------------  ----------
Expenses:
  Losses and loss adjustment expenses incurred........................................      6,257,095     270,251
  Amortization of deferred acquisition costs..........................................      4,161,884     177,526
  Other expenses......................................................................      4,161,735   2,979,087
                                                                                        -------------  ----------
    Total expenses....................................................................     14,580,714   3,426,864
                                                                                        -------------  ----------
Operating income (loss) before income taxes...........................................      1,418,398     (85,734)
Non operating income..................................................................       --           190,000
                                                                                        -------------  ----------
Income before income taxes............................................................      1,418,398     104,266
Income taxes..........................................................................        208,980      --
                                                                                        -------------  ----------
    Net income........................................................................  $   1,209,418     104,266
                                                                                        -------------  ----------
                                                                                        -------------  ----------
Net basic income per share............................................................  $         .27
                                                                                        -------------
                                                                                        -------------
Net diluted income per share..........................................................  $         .27
                                                                                        -------------
                                                                                        -------------
Common shares and common share equivalents used in computing net income per share.....      4,513,562
                                                                                        -------------
                                                                                        -------------
Proforma information (unaudited):
  Historical income before income taxes...............................................                 $  104,266
  Proforma income tax provision.......................................................                     38,891
  Proforma net income.................................................................                     65,375
  Proforma basic income per share                                                                             .02
  Proforma diluted income per share                                                                           .02
  Weighted average shares outstanding.................................................                  3,000,000

          See accompanying notes to consolidated financial statements.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                         1997           1996
                                                                                     -------------  -------------
Common stock-number of shares:
  Balance at beginning of period...................................................      3,529,412      3,529,412
  Issuance of common shares........................................................      1,725,000       --
                                                                                     -------------  -------------
  Balance at end of period.........................................................      5,254,412      3,529,412
                                                                                     -------------  -------------
                                                                                     -------------  -------------
Common stock:
  Balance at beginning of period...................................................  $      35,294         35,294
  Issuance of common shares........................................................         17,250       --
                                                                                     -------------  -------------
  Balance at end of period.........................................................         52,544         35,294
                                                                                     -------------  -------------
Additional paid-in capital:
  Balance at beginning of period                                                          --             --
  Issuance of common shares........................................................     10,367,074       --
                                                                                     -------------  -------------
  Balance at end of period.........................................................     10,367,074       --
                                                                                     -------------  -------------
Retained earnings:
  Balance at beginning of period...................................................        864,933        760,667
  Net income.......................................................................      1,209,418        104,266
                                                                                     -------------  -------------
  Balance at end of period.........................................................      2,074,351        864,933
                                                                                     -------------  -------------
Treasury Stock:
  Balance at end of period.........................................................       (505,557)      (505,557)
                                                                                     -------------  -------------
  Total shareholders' equity.......................................................  $  11,988,412        394,669
                                                                                     -------------  -------------
                                                                                     -------------  -------------

          See accompanying notes to consolidated financial statements.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                           1997          1996
                                                                                      --------------  -----------
Cash flow from operating activities:
  Net income........................................................................  $    1,209,418      104,266
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization...................................................         150,341      161,132
    Amortization of deferred acquisition costs......................................       4,161,884      177,526
    Deferred income taxes...........................................................        (252,837)     --
    Change in:
      Accrued investment and interest income........................................        (311,934)     --
      Commissions and premiums receivable...........................................       3,344,344   (3,583,802)
      Unpaid losses and loss adjustment expenses....................................       5,908,223      199,390
      Unearned premiums.............................................................         782,854    1,888,977
      Deferred reinsurance income...................................................      (1,054,421)   1,334,401
      Premiums payable..............................................................        (521,487)   1,231,676
      Commissions payable...........................................................        (179,302)     212,769
      Accounts payable and accrued expenses.........................................         135,437      367,215
      Other, net....................................................................      (1,857,061)   1,083,264
                                                                                      --------------  -----------
        Net cash provided by operating activities...................................      11,515,459    3,176,814
                                                                                      --------------  -----------
Cash flow from investing activities:
  Purchase of fixed maturities......................................................     (15,892,549)     --
  Increase in short-term investments................................................      (7,090,550)     --
  Purchase of property and equipment................................................         (82,677)    (130,503)
                                                                                      --------------  -----------
        Net cash used in investing activities.......................................     (23,065,776)    (130,503)
                                                                                      --------------  -----------
Cash flow from financing activities:
  Proceeds from sale of common stock................................................      10,384,324      --
  Repayment of shareholder loan.....................................................        (300,000)    (275,000)
                                                                                      --------------  -----------
        Net cash provided by (used in) financing activities.........................      10,084,324     (275,000)
                                                                                      --------------  -----------
Net increase (decrease) in cash.....................................................      (1,465,993)   2,771,311
Cash at beginning of period.........................................................       5,591,140    2,819,829
                                                                                      --------------  -----------
Cash at end of period...............................................................  $    4,125,147    5,591,140
                                                                                      --------------  -----------
                                                                                      --------------  -----------
Supplemental disclosure of cash flow information:
  Income taxes paid.................................................................  $      202,300      --
                                                                                      --------------  -----------
                                                                                      --------------  -----------

          See accompanying notes to consolidated financial statements.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) BASIS OF PRESENTATION

    The accompanying consolidated financial statements of Preferred Employers Holdings, Inc. (the "Company") and its subsidiaries, as described below, are prepared in accordance with generally accepted accounting principles. These principles vary in certain respects from statutory accounting practices prescribed or permitted by regulatory authorities. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, based on the best information available, in recording transactions resulting from business operations. The balance sheet amounts that involve a greater extent of accounting estimates and actuarial determinations subject to future changes are the Company's liabilities for unpaid losses and loss adjustment expenses. As additional information becomes available (or actual amounts are determinable), the recorded estimates may be revised and reflected in operating results. While management believes that the liability for unpaid losses and loss adjustment expenses is adequate to cover the ultimate liability, such estimates may be more or less than the amounts actually paid when claims are settled.

    (B) ORGANIZATION

    Preferred Employers Holdings, Inc. is the successor company to Preferred Employers Group, Inc. ("PEGI"). In February, 1997, the Company completed an initial public offering of 1,725,000 shares of common stock (including the underwriter's over-allotment option) at a price of $7.25 per share. Immediately prior to the Company's initial public offering, the Company and the stockholders of PEGI (the "Exchanging Stockholders") effected a recapitalization whereby the Company exchanged 17,647.06 shares of common stock for each share of common stock of PEGI held by the Exchanging Stockholders (the "Exchange"). As a result of the Exchange, PEGI became a wholly owned subsidiary of the Company. Except as otherwise specified or when the context otherwise requires, references to the Company herein include Preferred Employers Holdings, Inc. and PEGI, through which the Company conducts certain of its business.

    The Company was appointed as a general agent ("GA") by the American International Group of Companies ("AIG"), a major group of international insurance carriers, on January 1, 1993. In this regard, the Company is authorized to write workers' compensation as well as other forms of "property and casualty" business (such other forms of insurance being hereinafter referred to as "Package") on behalf of AIG. In addition, the Company was appointed as a GA by General Accident Insurance Company of America ("GAIC") on September 1, 1994, with the authority to write all forms of commercial property and casualty business for family style and fast-food restaurants. On June 11, 1996, GAIC advised the Company that it would no longer write Package insurance for fast-food restaurants; however, on March 20, 1997, the Company was appointed as a GA by the Kemper Group of Insurance Companies with the authority to write workers' compensation and other forms of commercial property and casualty business for family style and fast-food restaurants and convenience stores.

    (C) INSURANCE OPERATIONS

    In 1996, the Company formed a Bermuda licensed reinsurance subsidiary (the "Reinsurer") and entered into a reinsurance agreement (the "Agreement") with AIG during the fourth quarter of 1996. The Agreement provides that the Reinsurer assume certain workers' compensation and employer's liability

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) insurance policies from AIG with policy inception dates as of January 1, 1996 and subsequent. Although the Reinsurer will assume the risks associated with being a reinsurer, the Agreement limits the liability of the Reinsurer for losses and certain defined expenses to the first $300,000 per occurrence. In addition, the Agreement limits the aggregate liability of the Reinsurer for all coverage to an amount not to exceed 70 percent of the gross written premium for each individual underwriting year.

    Because the Agreement is effective for all business written on or after January 1, 1996, the policies written prior to the execution of the Agreement and formation of the Reinsurer are accounted for as retroactive reinsurance.

    The principal difference between the accounting for retroactive and prospective reinsurance is that revenue and costs of retroactive reinsurance are deferred and accreted into income over the claim-settlement period, rather than over the period for which contractual coverage is provided, as would be the case under prospective reinsurance.

    Retroactive insurance accounting does not change the amount of income to be recognized, but rather extends the period of recognition from one year--the period of coverage, to six years--the period over which claims liabilities from the business are expected to be settled. Cash flows from the reinsurance transactions are not affected by the accounting treatment.

    The accompanying financial statements reflect a composite retroactive/prospective accounting treatment with business written prior to October 1, 1996, being accounted for as retroactive and business written subsequent thereto accounted for as prospective.

    The effects of prospective and retroactive reinsurance accounting treatment are illustrated below. The prospective method assumed that the Agreement incepted on January 1, 1996, and provides for a loss ratio of 51.5%, acquisition costs of 33.38%, aggregate net premiums written of approximately $15 million ($12,600,000 relating to the period January 1 through September 30, 1996) and an investment yield of 6.5% on net cash flows. The retroactive (deposit) method uses the same assumptions except that since the Agreement was not executed until October 1996, any investment income on net cash flows earned for the period from January through September 1996 are deferred and recognized as "other income" over the payment period of the remaining claim liabilities.

    Income before income taxes recognized, and estimated to be recognized in the calendar year indicated below is as follows:

                                                           PROSPECTIVE         COMPOSITE
                                                              METHOD     RETROACTIVE/PROSPECTIVE
YEARS                                                      (PRO FORMA)         (ACTUAL)
---------------------------------------------------------  ------------  ---------------------
1996.....................................................  $  1,658,000           324,000
1997.....................................................     1,288,000         1,372,000
1998-2001................................................     1,314,000         2,564,000
                                                           ------------        ----------
                                                           $4,260,000...        4,260,000
                                                           ------------        ----------
                                                           ------------        ----------

    It should be noted that the table presented above is for illustrative purposes only to highlight that the basis of accounting used only impacts the timing of the net revenue recognition and not the aggregate economic results. Further, it should be noted that the above table is based on estimates as to the amount

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) and timing of aggregate loss and loss expense payments, available investment yields and acquisition and other costs associated with the provision of insurance protection. Actual results may vary, perhaps materially, from those illustrated above. No assurance is given or may be taken that subsequent revisions of estimates will not have a material impact on the illustration above.

    Prospective reinsurance premiums are earned on a pro-rata basis over the term of the related coverage. The reserve for unearned premiums represents the portion of the net premiums written relating to the unexpired term of coverage.

    Acquisition costs are deferred and amortized over the period in which the related prospective reinsurance premiums are earned.

    Losses and loss adjustment expenses are charged to income as incurred. The reserve for unpaid claims represents the accumulation of estimates for reported losses and includes provisions for losses incurred but not reported. The methods of determining such estimates and establishing resulting reserves are continually reviewed and updated. Adjustments, if any, resulting therefrom are reflected in income, currently. The Company does not discount its loss reserves.

    (D) INVESTMENTS

    Fixed maturity securities which the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and are reported at amortized cost. Fixed maturity and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading" and are reported at fair value, with unrealized gains and losses included in income. Fixed maturity and equity securities not classified as either held to maturity or trading are classified as "available for sale" and are reported at fair value, with unrealized gains and losses (net of deferred taxes) charged or credited as a separate component of shareholders' equity.

    Investment income is recorded as earned on the accrual basis and includes amortization of premiums and accretion of discounts relating to investments acquired at other than par value. Realized gains or losses on disposal of investments are determined on a specific identification basis and are included in revenues.

    The Company does not own any on-balance sheet or off-balance sheet derivative instruments.

    (E) PROPERTY AND EQUIPMENT, NET

    Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using an accelerated method of depreciation over the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are carried at cost less accumulated amortization provided on the straight-line basis over the shorter of the lease term or the estimated useful lives of the improvements.

    (F) PREMIUMS PAYABLE

    Premiums which are collected from insureds are reported as assets of the Company and as corresponding liabilities to the insurance carriers. Premiums received from insureds but not yet remitted to the carriers are held as invested cash in a fiduciary capacity.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (G) COMMISSION INCOME

    Commission income is recognized when premiums are received. Any subsequent commission adjustments, including policy cancellations, are recognized upon notification from the insurance carrier or broker.

    (H) INCOME TAXES

    Prior to the formation of the Company, PEGI had elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. PEGI's stockholders included in their tax returns the Company's income or loss. Accordingly, no provision for income taxes is provided in the consolidated financial statements related to 1996. However, subsequent to the formation of the Company, PEGI is taxed as a C corporation under the provisions of the Internal Revenue Code. As such, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (I) NET INCOME PER SHARE

    Net income per common share is based upon the weighted average number of common shares outstanding during each year. In February 1997, SFAS No. 128, "Earnings per Share" was issued. This statement requires specific computations, presentations and disclosures for earnings per share (EPS) amounts in order to make EPS amounts more compatible with international accounting standards. The Company adopted SFAS No.128 for the period ended December 31, 1997. This statement requires that any prior period EPS amounts be restated. The adoption of SFAS No. 128 had no effect on diluted EPS amounts reported for any periods presented.

    (J) ACCOUNTING PRONOUNCEMENTS

    SFAS No. 129, Disclosures of Information about Capital Structure, was also issued in February 1997 and is also effective December 31, 1997. This statement establishes standards for disclosing information about an entity's capital structure.

    On June 30, 1997, the FASB released SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and displaying comprehensive income and its components in a full set of financial statements. SFAS No. 130 requires that all components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. An example of an item that will be included in the Company's presentation of comprehensive income, in addition to net income, is unrealized gains and losses on securities available for sale. This statement is effective beginning in 1998.

    Management believes that there will be no significant impact on the Company's financial reporting or disclosures as a result of these pronouncements.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (K) RECLASSIFICATIONS

    Certain items in the 1996 financial statements have been reclassified to conform with the 1997 presentation.

(2) INVESTMENTS

    Net investment income for the years ended December 31, 1997 and 1996 is summarized as follows:

                                                                           1997        1996
                                                                       ------------  ---------
Fixed maturities.....................................................  $    973,839     --
Short-term investments and cash......................................       420,705    217,314
                                                                       ------------  ---------
Net investment income................................................  $  1,394,544    217,314
                                                                       ------------  ---------
                                                                       ------------  ---------

    At December 31, 1997, the Company did not hold fixed-maturity securities which individually exceeded 10% of shareholders' equity except U.S. government and government agency securities.

    Bonds with an amortized cost of $7,877,444 were held in a restricted account for the benefit of the ceding company (AIG) as unauthorized reinsurance at December 31, 1997, in accordance with statutory requirements.

    The amortized cost and estimated fair values of investments at December 31, 1997 are as follows:

                                                                                                       AMOUNT AT
                                                                                                      WHICH SHOWN
                                                                GROSS        GROSS      ESTIMATED       IN THE
                                                AMORTIZED    UNREALIZED   UNREALIZED       FAIR         BALANCE
                                                  COST          GAINS       LOSSES        VALUE          SHEET
                                              -------------  -----------  -----------  ------------  -------------
Securities held to maturity:
  Fixed maturities:
    Obligations of states and political
      subdivisions..........................  $   8,015,105     222,564       --          8,237,669     8,015,105
    Obligations of states and political
      subdivisions -restricted..............      7,877,444      70,537       --          7,947,981     7,877,744
                                              -------------  -----------  -----------  ------------  -------------
      Total fixed maturities................  $  15,892,549     293,101       --         16,185,650    15,892,549
                                              -------------  -----------  -----------  ------------  -------------
                                              -------------  -----------  -----------  ------------  -------------

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996

(2) INVESTMENTS (CONTINUED)
    The amortized cost and fair value of securities at December 31, 1997, by contractual maturity date, are presented below:

                                                                     AMORTIZED        FAIR
                                                                       COST          VALUE
                                                                   -------------  ------------
Fixed maturities held-to-maturity:
Due in one year or less..........................................  $          --            --
Due after one year through five years............................      6,941,072     7,139,209
Due after one year through five years--restricted................      6,803,411     6,849,521
Due after five years through ten years...........................             --            --
Due after ten years..............................................      1,074,033     1,098,460
Due after ten years--restricted..................................      1,074,033     1,098,460
                                                                   -------------  ------------
                                                                      15,892,549    16,185,650
Short-term investments...........................................      7,090,550     7,090,550
                                                                   -------------  ------------
      Total......................................................  $  22,983,099    23,276,200
                                                                   -------------  ------------
                                                                   -------------  ------------

(3) FINANCIAL INSTRUMENTS

    The carrying amounts for short-term investments, cash, commissions and premiums receivable, accrued investment income, and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments.

    Estimated fair values for fixed maturities were provided by outside consultants using market quotations, prices provided by market makers or estimates of fair values obtained from yield data relating to investment securities with similar characteristics.

(4) STOCKHOLDER LOAN

    In May 1995, the Company entered into a repurchase agreement with stockholders (the "Agreement") whereby the Company agreed to repurchase from them an aggregate of 30 shares of common stock (529,412 shares as adjusted) (the "Shares") of the Company. The aggregate purchase price for the Shares was $600,000 (including interest) to be paid in 24 installments of $25,000. The closing of the Agreement was subject to the Company's completion of a $600,000 distribution to the stockholders of the Company, pro rata based on the number of shares of common stock of the Company outstanding and paid to the stockholders of record on the Agreement date, without giving effect to the repurchase. The $600,000 distribution was made by the Company on May 26, 1995.

    Pursuant to a subsequent agreement made with the stockholders, the outstanding loan balance at December 31, 1995 was to be repaid in 23 monthly installments of $25,000 (including interest) commencing in February 1996. The outstanding balance of the above-referenced stockholder loan was paid in full during 1997.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996

(5) NONOPERATING INCOME

    In January 1996, the Company settled a lawsuit with a major brokerage firm that had unilaterally canceled an insurance-brokerage agreement. The Company received $190,000 in settlement of the lawsuit.

(6) INCOME TAXES

    U.S. Federal and state income tax expense consists of the following components:

                                                              CURRENT     DEFERRED     TOTAL
                                                             ----------  ----------  ---------
December 31, 1997..........................................  $  461,817    (252,837)   208,980
December 31, 1996..........................................      --          --         --

    State income tax aggregated $97,833 for the year ended December 31, 1997.

    Income tax expense for the years ended December 31, 1997 and 1996 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income before Federal income taxes as a result of the following:

                                                                            1997       1996
                                                                         ----------  ---------
Expected income tax expense............................................  $  482,255     35,450
State income tax, net..................................................      41,993     --
Tax-exempt interest....................................................    (209,237)    --
S Corporation income...................................................    (164,281)   (35,450)
Other, net.............................................................      58,249     --
                                                                         ----------  ---------
      Total income tax expense.........................................  $  208,980     --
                                                                         ----------  ---------
                                                                         ----------  ---------

    Deferred income taxes are based upon temporary differences between the financial statement and tax bases of assets and liabilities. The following deferred taxes are recorded for 1997:

Deferred tax assets:
  Reserve for unpaid claims.......................................  $ 427,414
  Other, net......................................................     44,348
                                                                    ---------
    Gross deferred tax assets.....................................    471,762
                                                                    ---------
Deferred tax liabilities:
  Commissions receivable..........................................   (151,454)
  Commissions payable.............................................    (67,471)
                                                                    ---------
    Gross deferred tax liabilities................................   (218,925)
                                                                    ---------
      Net deferred tax asset......................................  $ 252,837
                                                                    ---------
                                                                    ---------

    A valuation allowance has not been established as the Company believes it is more likely than not that the deferred tax asset will be realized.

    As a Bermuda domiciled corporation, the Reinsurance Subsidiary does not file United States tax returns. The Company currently expects to operate in such a manner that it is not directly subject to U.S. tax (other than U.S. excise tax on reinsurance premiums where the risks covered thereby are reinsured with

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996

(6) INCOME TAXES (CONTINUED)
another foreign insurer which is neither a resident of Bermuda nor a resident of a third country with a United States tax treaty which entitles the foreign insurer to exemption from excise tax, and withholding tax on certain investment income from U.S. sources) because it does not engage in business or have a permanent establishment in the United States.

    The Reinsurance Subsidiary does, however, constitute a "controlled foreign corporation" ("CFC") for United States federal income tax purposes. As a result, the Company includes in its gross income for United States federal income tax purposes its pro-rata share of the CFC's "subpart F income," even if such subpart F income is not distributed. Substantially all of the Reinsurance Subsidiary's income is subpart F income.

    The Company is considering an election under section 953(d) of the Internal Revenue Code to tax the Reinsurance Subsidiary as a domestic corporation for U.S. Income Tax purposes. The Company believes this election, if made, will not have a material effect on its income tax expense.

(7) STATUTORY SOLVENCY REQUIREMENTS

    The Bermuda Insurance Act of 1978 and related regulations (the "Act") requires the Company to meet a minimum solvency margin. Statutory capital and surplus as of December 31, 1997 was $7,309,143 and the amounts required to be maintained by the company was $3,300,000. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. Once these requirements have been met, there is no restriction on the retained earnings available for distribution. At December 31, 1997, the Company was in compliance with this requirement.

(8) LIABILITY FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

    Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows for the years ended December 31, 1997 and 1996:

                                                                           1997        1996
                                                                       ------------  ---------
Net unpaid losses and loss adjustment expenses at beginning of
  year...............................................................  $    199,390     --
                                                                       ------------  ---------
Incurred related to:
  Current year.......................................................     5,284,268    270,251
  Prior year.........................................................       972,827     --
                                                                       ------------  ---------
    Total incurred...................................................     6,257,095    270,251
                                                                       ------------  ---------
Paid related to:
  Current year.......................................................       --          70,861
  Prior year.........................................................       348,872     --
                                                                       ------------  ---------
    Total paid.......................................................       348,872     70,861
                                                                       ------------  ---------
Net unpaid losses and loss adjustment expenses at end of year........  $  6,107,613    199,390
                                                                       ------------  ---------
                                                                       ------------  ---------

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996

(9) STOCK OPTIONS

    The following table summarizes stock option activity for 1997:

                                                                    OPTION    WEIGHTED AVERAGE
                                                                    SHARES     EXERCISE PRICE
                                                                   ---------  -----------------
Granted..........................................................    511,500      $    7.48
Exercised........................................................     --             --
                                                                   ---------          -----
Outstanding at December 31, 1997.................................    511,500      $    7.48
                                                                   ---------          -----
                                                                   ---------          -----

    The Company had no options outstanding prior to 1997.

    The following table summarizes information about stock options outstanding at December 31, 1997:

                                                   OPTIONS OUTSTANDING
                                               ----------------------------    OPTIONS EXERCISABLE
                                                  WEIGHTED                   ------------------------
                                                   AVERAGE       WEIGHTED                  WEIGHTED
            RANGE OF                              REMAINING       AVERAGE                   AVERAGE
            EXERCISE                NUMBER       CONTRACTUAL     EXERCISE      NUMBER      EXERCISE
             PRICES               OUTSTANDING       LIFE           PRICE     EXERCISABLE     PRICE
--------------------------------  -----------  ---------------  -----------  -----------  -----------
$7.00...........................      75,000           9.52      $    7.00       --        $    7.00
7.25............................     160,000           9.64           7.25       35,000         7.25
7.75............................     276,500           9.10           7.75          300         7.75
                                  -----------           ---          -----   -----------       -----
$7.00-7.75......................     511,500           9.45      $    7.48       35,300    $    7.48
                                  -----------           ---          -----   -----------       -----
                                  -----------           ---          -----   -----------       -----

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options as allowed pursuant to FASB Statement No. 123, "Accounting for Stock Based Compensation" (FASB Statement 123). FASB Statement 123 requires use of option valuation models that require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

    Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards under those plans, consistent with FASB Statement No. 123, the reduction in the Company's 1997 net income and net income per share would have been insignificant. The effect of applying the fair method of accounting for stock options on reported net income and net income per share for 1997 may not be representative of the effects for future years because outstanding options vest over a period of several years and additional awards are generally made each year.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996

(9) STOCK OPTIONS (CONTINUED)
    The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997:

Risk-free interest rate............................................      6.46%
Expected Life......................................................    7 years
Expected volatility................................................        25%
Expected dividend yield............................................          0

(10) LEASES

    In August 1994, the Company entered into an office lease agreement which became effective on April 1, 1995. The agreement provides for an initial seven-year term with two five-year renewal options. The following is a schedule of the approximate future minimum lease payments as of December 31, 1997:

YEAR ENDING DECEMBER 31,                                                             TOTAL
--------------------------------------------------------------------------------  ------------
1998............................................................................  $    191,000
1999............................................................................       199,000
2000............................................................................       211,000
2001............................................................................       214,000
Thereafter......................................................................        54,000
                                                                                  ------------
                                                                                  $  1,052,000
                                                                                  ------------
                                                                                  ------------

    Rent expense for the years ended December 31, 1996 and 1997 was $135,018 and $80,078, respectively.

(11) LITIGATION

    The Company is a defendant in various litigation matters considered to be in the normal course of business. While the outcome of these matters cannot be estimated with certainty, it is the opinion of management (after consultation with legal counsel) that the resolution of such litigation will not have a material adverse effect on the Company's financial statements.

(12) UNAUDITED PRO FORMA INFORMATION

    Pro forma adjustments for income taxes represent the difference between historical income taxes and income taxes that would have been reported had the Company filed income tax returns as a taxable C corporation for 1996.

(13) YEAR 2000

    Year 2000 issues are the result of computer programs being written using two digits rather than four to define the applicable year. The Company developed a plan to address Year 2000 issues and has recently completed the conversion of its computer systems to be Year 2000 compliant. The cost associated with the project was immaterial.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           DECEMBER 31, 1997 AND 1996

(14) SUBSEQUENT EVENT

    In March 1998, the Company consummated the purchase of substantially all of the assets of HSSI Travel Nurse Operations, Inc., a wholly-owned subsidiary of Hospital Staffing Services, Inc., for $5.0 million in cash. Based in Ft. Lauderdale, Florida since 1981, Travel Nurse has provided registered nurses and other professional medical personnel, often referred to as "travelers," primarily to client hospitals in the United States and the Caribbean on a contractual basis for periods generally ranging from 8 to 52 weeks. During 1997, Travel Nurse placed in excess of 700 nurses.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                MARCH 31, 1998 (UNAUDITED) AND DECEMBER 31, 1997

                                                                                MARCH 31, 1998  DECEMBER 31, 1997
                                                                                --------------  -----------------
                                                                                 (UNAUDITED)
                                    ASSETS
Investments:
  Held-to-maturity securities, at amortized cost (fair value of $7,310,231 in
    1998 and $8,237,669 in 1997)..............................................   $  7,144,658         8,015,105
  Held-to-maturity securities, at amortized cost--restricted (fair value of
    $8,846,055 in 1998 and $7,947,981 in 1997)................................      8,728,146         7,877,444
  Short-term investments......................................................      4,659,119         7,090,550
                                                                                --------------  -----------------
    Total investments.........................................................     20,531,923        22,983,099
Cash..........................................................................      2,938,719         4,125,147
Accrued investment and interest income........................................        243,960           311,934
Accounts, commissions and premiums receivable, net............................      3,161,759           585,072
Deferred acquisition costs....................................................      1,052,259           903,880
Property and equipment, net...................................................        467,666           478,826
Deferred tax assets...........................................................        604,608           252,837
Goodwill and other intangible assets, net.....................................      4,979,167                --
Deposits......................................................................         30,684            24,921
Other assets..................................................................         95,427            34,487
                                                                                --------------  -----------------
    Total assets..............................................................   $ 34,106,132        29,700,203
                                                                                --------------  -----------------
                                                                                --------------  -----------------
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Unpaid losses and loss adjustment expenses..................................   $  7,763,582         6,107,613
  Unearned premiums...........................................................      3,244,629         2,671,831
  Premiums payable............................................................      3,755,813         3,064,103
  Commissions payable.........................................................        300,105           330,055
  Other liabilities...........................................................      5,312,027         4,750,082
  Accounts payable and accrued expenses.......................................      1,147,828           508,127
  Deferred reinsurance income.................................................        279,980           279,980
                                                                                --------------  -----------------
    Total liabilities.........................................................     21,803,964        17,711,791
                                                                                --------------  -----------------
Shareholders' equity:
  Common stock, $0.01 par value; authorized 10,000,000 shares; issued
    5,254,412 shares..........................................................         52,544            52,544
  Additional paid-in capital..................................................     10,367,074        10,367,074
  Retained earnings...........................................................      2,388,107         2,074,351
                                                                                --------------  -----------------
    Total shareholders' equity................................................     12,807,725        12,493,969
  Treasury stock, at cost, 529,412 shares.....................................       (505,557)         (505,557)
                                                                                --------------  -----------------
    Net shareholders' equity..................................................     12,302,168        11,988,412
                                                                                --------------  -----------------
    Total liabilities and shareholders' equity................................   $ 34,106,132        29,700,203
                                                                                --------------  -----------------
                                                                                --------------  -----------------

          See accompanying notes to consolidated financial statements.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

         FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

                                                                                             1998         1997
                                                                                         ------------  ----------
Revenues:
  Premiums earned......................................................................  $  3,066,609   2,044,430
  Net investment income................................................................       385,985     213,652
  Net commission income................................................................       543,130     634,314
  Staffing income......................................................................     1,411,030          --
  Other income.........................................................................       138,906     145,084
                                                                                         ------------  ----------
      Total revenues...................................................................     5,545,660   3,037,480
                                                                                         ------------  ----------
Expenses:
  Losses and loss adjustment expenses incurred.........................................     1,655,969   1,103,317
  Amortization of deferred acquisition costs...........................................       981,315     737,309
  Staffing costs.......................................................................     1,278,651          --
  Other expenses.......................................................................     1,265,630     846,611
                                                                                         ------------  ----------
      Total expenses...................................................................     5,181,565   2,687,237
                                                                                         ------------  ----------
Income before income taxes.............................................................       364,095     350,243
Income taxes...........................................................................        50,339     129,590
                                                                                         ------------  ----------
      Net income.......................................................................  $    313,756     220,653
                                                                                         ------------  ----------
                                                                                         ------------  ----------
Net basic income per share.............................................................  $        .07  $      .06
                                                                                         ------------  ----------
                                                                                         ------------  ----------
Net diluted income per share...........................................................  $        .07  $      .06
                                                                                         ------------  ----------
                                                                                         ------------  ----------
Common shares and common shares equivalents used in computing net income per share.....     4,725,000   3,867,500
                                                                                         ------------  ----------
                                                                                         ------------  ----------

          See accompanying notes to consolidated financial statements.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

         FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997 (UNAUDITED)

                                                                                          1998           1997
                                                                                      -------------  -------------
Cash flow from operating activities:
  Net income........................................................................  $     313,756        220,653
  Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization.....................................................         54,401         36,319
  Amortization of deferred acquisition costs........................................        981,315        737,309
  Deferred income taxes.............................................................        351,771       --
  Change in:
      Accrued investment and interest income........................................         67,974       --
      Accounts, commissions and premiums receivable.................................     (2,576,687)     3,419,805
      Deferred acquisition costs....................................................       (651,604)      --
      Unpaid losses and loss adjustment expenses....................................      1,655,969      1,016,082
      Unearned premiums.............................................................        572,798       (603,435)
      Deferred reinsurance income...................................................       --             (360,374)
      Premiums payable..............................................................        691,710        366,024
      Commissions payable...........................................................        (29,950)       (27,767)
      Accounts payable and accrued expenses.........................................        639,701        587,189
      Other, net....................................................................       (686,390)     1,678,905
                                                                                      -------------  -------------
        Net cash provided by operating activities...................................      1,384,764      7,070,710
                                                                                      -------------  -------------
Cash flow from investing activities:
  Purchase of subsidiary............................................................     (5,000,000)      --
  Sale (purchase) of short-term investments, net....................................      2,451,176     (7,405,936)
  Purchase of property and equipment................................................        (22,368)       (15,741)
                                                                                      -------------  -------------
      Net cash used in investing activities.........................................     (2,571,192)    (7,421,677)
                                                                                      -------------  -------------
Cash flow from financing activities:
  Proceeds from sale of common stock................................................       --           10,402,129
  Repayment of shareholder loan.....................................................       --              (75,000)
                                                                                      -------------  -------------
      Net cash provided by financing activities.....................................       --           10,327,129
                                                                                      -------------  -------------
Net decrease in cash................................................................     (1,186,428)       (23,838)
Cash at beginning of period.........................................................      4,125,147      5,591,140
                                                                                      -------------  -------------
Cash at end of period...............................................................  $   2,938,719      5,567,302
                                                                                      -------------  -------------
                                                                                      -------------  -------------
Supplemental disclosure of cash flow information:
  Income taxes paid.................................................................  $     280,000       --
                                                                                      -------------  -------------
                                                                                      -------------  -------------

          See accompanying notes to consolidated financial statements.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           MARCH 31, 1998 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in the audited consolidated financial statements of the Company for the year ended December 31, 1997, appearing elsewhere herein.

    (B) ORGANIZATION

    Preferred Employers Holdings, Inc. is the successor company to Preferred Employers Group, Inc. ("PEGI"). In February 1997, the Company completed an initial public offering of 1,725,000 shares of common stock (including the underwriter's over-allotment option) at a price of $7.25 per share. Immediately prior to the Company's initial public offering, the Company and the stockholders of PEGI (the "Exchanging Stockholders") effected a recapitalization whereby the Company exchanged 17,647.06 shares of common stock for each share of common stock of PEGI held by the Exchanging Stockholders (the "Exchange"). As a result of the Exchange, PEGI became a wholly owned subsidiary of the Company. Except as otherwise specified or when the context otherwise requires, references to the Company herein include Preferred Employers Holdings, Inc. and PEGI, through which the Company conducts certain of its business.

    In March 1998, the Company, through a wholly owned subsidiary, consummated the purchase of the operations of HSSI Travel Nurse Operations, Inc., a wholly-owned subsidiary of Hospital Staffing Services, Inc. for $5.0 million in cash. Based in Ft. Lauderdale, Florida since 1981, Travel Nurse has provided registered nurse and other professional medical personnel, often referred to as "Travelers," primarily to client hospitals in the United States and the Caribbean on a contractual basis for periods generally ranging from 8 to 52 weeks. During 1997, Travel Nurse placed in excess of 700 nurses. The goodwill associated with the acquisition is amortized consistent with the expected future revenue stream of the hospital contracts purchased, or 15 years.

    The Company was appointed as a general agent ("GA") by the American International Group of Companies ("AIG"), a major group of international insurance carriers, on January 1, 1993. In this regard, the Company is authorized to write workers' compensation as well as other forms of "property and casualty" business (such other forms of insurance being hereinafter referred to as "Package") on behalf of AIG. In addition, the Company was appointed as a GA by General Accident Insurance Company of America ("GAIC") on September 1, 1994, with the authority to write all forms of commercial property and casualty business for family style and fast-food restaurants. On June 11, 1996, GAIC advised the Company that it would no longer write Package insurance for fast-food restaurants; however, on March 20, 1997, the Company was appointed as a GA by the Kemper Group of Insurance Companies with the authority to

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           MARCH 31, 1998 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) write workers' compensation and other forms of commercial property and casualty business for family style and fast-food restaurants and convenience stores.

    (C) INSURANCE OPERATIONS

    In 1996, the Company formed a Bermuda licensed reinsurance subsidiary (the "Reinsurer") and entered into a reinsurance agreement (the "Agreement") with AIG during the fourth quarter of 1996. The Agreement provides that the Reinsurer assume certain workers' compensation and employer's liability insurance policies from AIG with policy inception dates as of January 1, 1996 and subsequent. Although the Reinsurer will assume the risks associated with being a reinsurer, the Agreement limits the liability of the Reinsurer for losses and certain defined expenses to the first $300,000 per occurrence. In addition, the Agreement limits the aggregate liability of the Reinsurer for all coverage to an amount not to exceed 70 percent of the gross written premium for each individual underwriting year.

    Because the Agreement is effective for all business written on or after January 1, 1996, the policies written prior to the execution of the Agreement and formation of the Reinsurer are accounted for as retroactive reinsurance.

    The principal difference between the accounting for retroactive and prospective reinsurance is that revenue and costs of retroactive reinsurance are deferred and accreted into income over the claim-settlement period, rather than over the period for which contractual coverage is provided, as would be the case under prospective reinsurance.

    Retroactive insurance accounting does not change the amount of income to be recognized, but rather extends the period of recognition from one year--the period of coverage, to six years--the period over which claims liabilities from the business are expected to be settled. Cash flows from the reinsurance transactions are not affected by the accounting treatment.

    The accompanying financial statements reflect a composite retroactive/prospective accounting treatment with business written prior to October 1, 1996, being accounted for as retroactive and business written subsequent thereto accounted for as prospective.

    The effects of prospective and retroactive reinsurance accounting treatment are illustrated below. The prospective method assumed that the Agreement incepted on January 1, 1996, and provides for a loss ratio of 51.5%, acquisition costs of 33.38%, aggregate net premiums written of approximately $15 million ($12,600,000 relating to the period January 1 through September 30, 1996) and an investment yield of 6.5% on net cash flows. The retroactive (deposit) method uses the same assumptions except that since the Agreement was not executed until October 1996, any investment income on net cash flows earned for the period from January through September 1996 are deferred and recognized as "other income" over the payment period of the remaining claim liabilities.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           MARCH 31, 1998 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Income before income taxes recognized, and estimated to be recognized in the calendar year indicated below is as follows:

                                                                            COMPOSITE
                                                          PROSPECTIVE      RETROACTIVE/
                                                             METHOD        PROSPECTIVE
YEARS                                                     (PRO FORMA)        (ACTUAL)
--------------------------------------------------------  ------------  ------------------
1996....................................................  $  1,658,000          324,000
1997....................................................     1,288,000        1,372,000
1998....................................................       400,000          840,000
1999....................................................       332,000          658,000
2000....................................................       300,000          563,000
2001....................................................       282,000          503,000
                                                          ------------       ----------
                                                          $  4,260,000        4,260,000
                                                          ------------       ----------
                                                          ------------       ----------

    It should be noted that the table presented above is for illustrative purposes only to highlight that the basis of accounting used only impacts the timing of the net revenue recognition and not the aggregate economic results. Further, it should be noted that the above table is based on estimates as to the amount and timing of aggregate loss and loss expense payments, available investment yields and acquisition and other costs associated with the provision of insurance protection. Actual results may vary, perhaps materially, from those illustrated above. No assurance is given or may be taken that subsequent revisions of estimates will not have a material impact on the illustration above.

    Prospective reinsurance premiums are earned on a pro-rata basis over the term of the related coverage. The reserve for unearned premiums represents the portion of the net premiums written relating to the unexpired term of coverage.

    Acquisition costs are deferred and amortized over the period in which the related prospective reinsurance premiums are earned.

    Losses and loss adjustment expenses are charged to income as incurred. The reserve for unpaid claims represents the accumulation of estimates for reported losses and includes provisions for losses incurred but not reported. The methods of determining such estimates and establishing resulting reserves are continually reviewed and updated. Adjustments, if any, resulting therefrom are reflected in income currently. The Company does not discount its loss reserves.

    (D) INVESTMENTS

    Fixed maturity securities which the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and are reported at amortized cost. Fixed maturity and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading" and are reported at fair value, with unrealized gains and losses included in income. Fixed maturity and equity securities not classified as either held to maturity or trading are classified as "available for sale" and are reported at fair value, with unrealized gains and losses (net of deferred taxes) charged or credited as a separate component of shareholders' equity.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           MARCH 31, 1998 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Investment income is recorded as earned on the accrual basis and includes amortization of premiums and accretion of discounts relating to investments acquired at other than par value. Realized gains or losses on disposal of investments are determined on a specific identification basis and are included in revenues.

    The Company does not own any on-balance sheet or off-balance sheet derivative instruments.

    (E) PROPERTY AND EQUIPMENT, NET

    Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using an accelerated method of depreciation over the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are carried at cost less accumulated amortization provided on the straight-line basis over the shorter of the lease term or the estimated useful lives of the improvements.

    (F) PREMIUMS PAYABLE

    Premiums which are collected from insureds are reported as assets of the Company and as corresponding liabilities to the insurance carriers. Premiums received from insureds but not yet remitted to the carriers are held as invested cash in a fiduciary capacity.

    (G) COMMISSION INCOME

    Commission income is recognized when premiums are received. Any subsequent commission adjustments, including policy cancellations, are recognized upon notification from the insurance carrier or broker.

    (H) INCOME TAXES

    Prior to the formation of the Company, PEGI had elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. PEGI's stockholders included in their tax returns the Company's income or loss. However, subsequent to the formation of the Company, PEGI is taxed as a C corporation under the provisions of the Internal Revenue Code. As such, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (I) NET INCOME PER SHARE

    Net income per common share is based upon the weighted average number of common shares outstanding during each year. In February 1997, SFAS No. 128, "Earnings per Share" was issued. This statement requires specific computations, presentations and disclosures for earnings per share (EPS) amounts in order to make EPS amounts more compatible with international accounting standards. The Company adopted SFAS No.128 for the period ended December 31, 1997. This statement requires that any prior period EPS amounts be restated. Stock options outstanding at March 31, 1998 and 1997 of 616,500 and 250,000, respectively, had no effect on diluted earnings per share amounts.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           MARCH 31, 1998 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (J) RECLASSIFICATIONS

    Certain items in the 1997 financial statements have been reclassified to conform with the 1998 presentation.

(2) INVESTMENTS

    At March 31, 1998 and December 31, 1997, the Company did not hold fixed-maturity securities which individually exceeded 10% of shareholders' equity except U.S. government and government agency securities.

    Bonds with an amortized cost of $8,728,146 and $7,877,444 were held in a restricted account for the benefit of the ceding company (AIG) as unauthorized reinsurance at March 31, 1998 and December 31, 1997, respectively, in accordance with statutory requirements.

    The amortized cost and estimated fair values of investments at March 31, 1998 and December 31, 1997 are as follows:

                                                             GROSS        GROSS      ESTIMATED    AMOUNT AT WHICH
                                             AMORTIZED    UNREALIZED   UNREALIZED       FAIR        SHOWN IN THE
                                               COST          GAINS       LOSSES        VALUE       BALANCE SHEET
                                           -------------  -----------  -----------  ------------  ----------------
Securities held to maturity:
March 31, 1998:
  Fixed maturities:
    Obligations of states and political
      subdivisions.......................  $   7,144,658     165,573       --          7,310,231       7,144,658
    Obligations of states and political
      subdivisions-- restricted..........      8,728,146     117,909       --          8,846,055       8,728,146
                                           -------------  -----------  -----------  ------------  ----------------
Total fixed maturities...................  $  15,872,804     283,482       --         16,156,286      15,872,804
                                           -------------  -----------  -----------  ------------  ----------------
                                           -------------  -----------  -----------  ------------  ----------------
December 31, 1997:
  Fixed maturities:
    Obligations of states and political
      subdivisions.......................  $   8,015,105     222,564       --          8,237,669       8,015,105
Obligations of states and political
  subdivisions--restricted...............      7,877,444      70,537       --          7,947,981       7,877,744
                                           -------------  -----------  -----------  ------------  ----------------
Total fixed maturities...................  $  15,892,549     293,101       --         16,185,650      15,892,549
                                           -------------  -----------  -----------  ------------  ----------------
                                           -------------  -----------  -----------  ------------  ----------------

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           MARCH 31, 1998 (UNAUDITED)

(2) INVESTMENTS (CONTINUED)
    The amortized cost and fair value of securities at March 31, 1998 and December 31, 1997, by contractual maturity date, are presented below:

                                                                MARCH 31, 1998             DECEMBER 31, 1997
                                                          ---------------------------  --------------------------
                                                            AMORTIZED        FAIR       AMORTIZED        FAIR
                                                              COST          VALUE          COST         VALUE
                                                          -------------  ------------  ------------  ------------
Fixed maturities held-to-maturity:
Due in one year or less.................................       --             --            --            --
Due after one year through five years...................  $   6,074,128     2,216,641     6,941,072     7,139,209
Due after one year through five years-restricted........      7,657,616     7,752,465     6,803,411     6,849,521
Due after five years through ten years..................       --             --            --            --
Due after ten years.....................................      1,070,530     1,093,590     1,074,033     1,098,460
Due after ten years-restricted..........................      1,070,530     1,093,590     1,074,033     1,098,460
                                                          -------------  ------------  ------------  ------------
                                                             15,872,804    16,156,286    15,892,549    16,185,650
Short-term investments..................................      4,659,119     4,659,119     7,090,550     7,090,550
                                                          -------------  ------------  ------------  ------------
      Total.............................................  $  20,531,923    20,815,403    22,983,099    23,276,200
                                                          -------------  ------------  ------------  ------------
                                                          -------------  ------------  ------------  ------------

(3) FINANCIAL INSTRUMENTS

    The carrying amounts for short-term investments, cash, accounts, commissions and premiums receivable, accrued investment and interest income, premiums payable, commissions payable and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments.

    Estimated fair values for fixed maturities were provided by outside consultants using market quotations, prices provided by market makers or estimates of fair values obtained from yield data relating to investment securities with similar characteristics.

(4) STOCKHOLDER LOAN

    In May 1995, the Company entered into a repurchase agreement with stockholders (the "Agreement") whereby the Company agreed to repurchase from them an aggregate of 30 shares of common stock (529,412 shares as adjusted) (the "Shares") of the Company. The aggregate purchase price for the Shares was $600,000 (including interest) to be paid in 24 installments of $25,000. The closing of the Agreement was subject to the Company's completion of a $600,000 distribution to the stockholders of the Company, pro rata based on the number of shares of common stock of the Company outstanding and paid to the stockholders of record on the Agreement date, without giving effect to the repurchase. The $600,000 distribution was made by the Company on May 26, 1995.

    Pursuant to a subsequent agreement made with the stockholders, the outstanding loan balance at December 31, 1995 was to be repaid in 23 monthly installments of $25,000 (including interest) commencing in February 1996. The outstanding balance of the above-referenced stockholder loan was paid in full during 1997.

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           MARCH 31, 1998 (UNAUDITED)

(5) INCOME TAXES

    U.S. Federal and state income tax expense consists of the following components:

                                                              CURRENT     DEFERRED     TOTAL
                                                             ----------  ----------  ---------
March 31, 1998.............................................  $  402,110    (351,771)    50,339
March 31, 1997.............................................  $  129,590      --        129,590

    Income tax expense for the quarters ended March 31, 1998 and 1997 differed from the amount computed by applying the U.S. Federal income tax rate of 34% to income before Federal income taxes as a result of the following:

                                                                           1998        1997
                                                                        ----------  ----------
Expected income tax expense...........................................  $  123,792     119,082
State income tax, net.................................................      13,217      14,709
Tax-exempt interest...................................................     (65,904)    (19,061)
Other, net............................................................     (20,766)    (14,860)
                                                                        ----------  ----------
      Total income tax expense........................................  $   50,339  $  129,590
                                                                        ----------  ----------
                                                                        ----------  ----------

    Deferred income taxes are based upon temporary differences between the financial statement and tax bases of assets and liabilities. The following deferred taxes are recorded for March 31, 1998 and December 31, 1997:

                                                                           1998        1997
                                                                        ----------  ----------
Deferred tax assets:
    Commission payable................................................  $  112,930      --
    Unearned premiums.................................................     112,441      --
    Reserve for unpaid claims.........................................     584,287     427,414
    Other, net........................................................      44,348      44,348
                                                                        ----------  ----------
      Gross deferred tax assets.......................................  $  854,006     471,762
                                                                        ----------  ----------
                                                                        ----------  ----------
Deferred tax liabilities:
    Commissions receivable............................................    (249,398)   (151,454)
    Commissions payable...............................................      --         (67,471)
                                                                        ----------  ----------
      Gross deferred tax liabilities..................................    (249,398)   (218,925)
                                                                        ----------  ----------
        Net deferred tax asset........................................  $  604,608     252,837
                                                                        ----------  ----------
                                                                        ----------  ----------

    A valuation allowance has not been established as the Company believes it is more likely than not that the deferred tax asset will be realized.

    As a Bermuda domiciled corporation, the Reinsurance Subsidiary does not file United States tax returns. The Company currently expects to operate in such a manner that it is not directly subject to U.S. tax (other than U.S. excise tax on reinsurance premiums where the risks covered thereby are reinsured with another foreign insurer which is neither a resident of Bermuda nor a resident of a third country with a United States tax treaty which entitles the foreign insurer to exemption from excise tax, and withholding

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           MARCH 31, 1998 (UNAUDITED)

(5) INCOME TAXES (CONTINUED)
tax on certain investment income from U.S. sources) because it does not engage in business or have a permanent establishment in the United States.

    The Reinsurance Subsidiary does, however, constitute a "controlled foreign corporation" ("CFC") for United States federal income tax purposes. As a result, the Company includes in its gross income for United States federal income tax purposes its pro-rata share of the CFC's "subpart F income," even if such subpart F income is not distributed. Substantially all of the Reinsurance Subsidiary's income is subpart F income.

    The Company is considering an election under section 953(d) of the Internal Revenue Code to tax the Reinsurance Subsidiary as a domestic corporation for U.S. income tax purposes. The Company believes this election, if made, will not have a material effect on its income tax expense.

(6) ANNUAL STATUTORY SOLVENCY REQUIREMENTS

    The Bermuda Insurance Act of 1978 and related regulations (the "Act") requires the Company to meet a minimum solvency margin. Statutory capital and surplus as of December 31, 1997 was $7,309,143 and the amounts required to be maintained by the Company was $3,300,000. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. Once these requirements have been met, there is no restriction on the retained earnings available for distribution. At December 31, 1997, the Company was in compliance with this requirement.

(7) LIABILITY FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

    Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows for the quarters ended March 31, 1998 and 1997:

                                                                         1998         1997
                                                                     ------------  ----------
Unpaid losses and loss adjustment expenses at beginning of
  period...........................................................  $  6,107,613     199,390
                                                                     ------------  ----------
Incurred related to:
    Current year...................................................       657,159     792,547
    Prior year.....................................................       998,810     310,770
                                                                     ------------  ----------
      Total incurred...............................................     1,655,969   1,103,317
                                                                     ------------  ----------
Paid related to:
    Current year...................................................       --           --
    Prior year.....................................................       --           87,235
                                                                     ------------  ----------
      Total paid...................................................       --           87,235
                                                                     ------------  ----------
Unpaid losses and loss adjustment expenses at end of period........  $  7,763,582   1,215,472
                                                                     ------------  ----------
                                                                     ------------  ----------

(8) LITIGATION

    The Company is a defendant in various litigation matters considered to be in the normal course of business. While the outcome of these matters cannot be estimated with certainty, it is the opinion of

              PREFERRED EMPLOYERS HOLDINGS, INC. AND SUBSIDIARIES

                           MARCH 31, 1998 (UNAUDITED)

(8) LITIGATION (CONTINUED)
management (after consultation with legal counsel) that the resolution of such litigation will not have a material adverse effect on the Company's financial statements.

(9) YEAR 2000

    Year 2000 issues are the result of computer programs being written using two digits rather than four to define the applicable year. The Company developed a plan to address Year 2000 issues and has recently completed the conversion of its computer systems to be, it believes, Year 2000 compliant. The cost associated with the project was immaterial.

(10) SUBSEQUENT EVENTS

    In May 1998, the Company obtained a $3 million unsecured revolving line of credit from a bank. The terms of the loan provide for monthly interest payments at the prime lending rate (currently 8 1/2% per annum). The loan is renewable on an annual basis.

    In May 1998, the Company concluded a private placement of $10,580,000 of 7% convertible subordinated notes (the "Notes") due May 2003. The principal amount of the Notes is convertible at any time upon the earlier of the maturity date (May 12, 2003) or 10 business days after receipt of a termination notice at the option of the holders into shares of the Company's common stock at a conversion price of $9.00 (the "Conversion Price").

    In the event (i) the closing bid price of the Company's common stock equals or exceeds $13.50 per share for twenty consecutive trading days during any period commencing upon satisfaction of one of the conditions contained in (ii) hereof and (ii) either a registration statement covering the shares of common stock issuable upon conversion of the Notes has been declared effective by the Securities and Exchange Commission and remains effective or at least two years has elapsed since the issuance date of the Notes and the shares of common stock issuable upon conversion of the notes are saleable, without restriction, under Rule 144(k) promulgated under the Securities Act of 1933, as amended, then the holder's right to convert the outstanding principal amount of the Notes shall be terminated by the Company by delivering to the holder a notice of termination (the "Termination Notice"), in which event (a) the holder will have the right at any time during 10 business days after receipt of the Termination Notice, in its sole discretion, to convert the outstanding principal amount of the Notes into shares of common stock of the Company at the Conversion Price, and (b) thereafter, the holder's option to convert shall terminate and the Notes may be prepaid by the Company, at any time prior to the Maturity Date, in whole or in part for the face amount thereof, together with all accrued and unpaid interest through the date of prepayment.

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--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF, OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Summary.........................................          1
Risk Factors....................................          5
Use of Proceeds.................................         14
Market for Common Equity and Related
  Stockholders Matters..........................         15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         16
Business........................................         23
Management......................................         36
Security Ownership of Certain Beneficial Owners
  and Management................................         41
Certain Relationships and Related
  Transactions..................................         43
Selling Securityholders.........................         44
Description of Securities.......................         47
Plan of Distribution............................         48
Legal Matters...................................         48
Experts.........................................         48
Available Information...........................         49
Index to Financial Statements...................        F-1

                                1,524,356 SHARES

                                  COMMON STOCK

                              PREFERRED EMPLOYERS
                                 HOLDINGS, INC.

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                AUGUST 10, 1998

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